Exhibit 99.1

CREDICORP

2Q/2023

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Andrea Sertzen, FRM
Fernando Salgado
Jose Bartra
Juan Carlos Benites
Marco Perez

investorrelations@credicorpperu.com

|	Earnings Release 2Q / 2023

Table of Contents

Operating and Financial Highlights		03

Senior Management Quotes		05

Second Quarter 2023 Earnings Conference Call		06

Summary of Financial Performance and Outlook		07

Financial Overview		12

Credicorp’s Strategy Update		13

Analysis of 2Q23 Consolidated Results

01	Loans and Portfolio Quality	16

02	Deposits	22

03	Interest Earning Assets and Funding	25

04	Net Interest Income	26

05	Provisions	29

06	Other Income	31

07	Insurance Underwriting Results	34

08	Operating Expenses	37

09	Operating Efficiency	39

10	Regulatory Capital	40

11	Economic Outlook	42

12	Appendix	46

|	Earnings Release 2Q / 2023

Operating and Financial Highlights

Credicorp Ltd. Reports Second Quarter 2023 Financial and Operating Results

ROE of 18.6% Driven by Strong Results in Universal Banking and Insurance together with a Moderate Recovery in Microfinance

Efficiency Ratio Improved 310 bps to 44.6%

Cost of Risk Increased 25 bps Sequentially to 2.3% Reflecting Challenging Macro Dynamics in 1H23

Lima, Peru – August 10, 2023 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia and Panama today reported its unaudited results for the quarter ended June 30, 2023. Financial results are expressed in Soles and are presented in accordance with International Financial Reporting Standards (IFRS). Effective 1Q23, the Company reports under IFRS 17 accounting standards for insurance contracts. While the impact on consolidated net income is not material, the reclassification of line items in the P&L has impacted the efficiency ratio. To facilitate comparability, figures for 2Q22 and 4Q22 have been restated to reflect IFRS 17.

2Q23 OPERATING AND FINANCIAL HIGHLIGHTS

●	Net Income attributable to Credicorp increased 22.6% YoY to S/1,401 million, supported by Universal Banking and strong results in the Insurance business. This resulted in ROE of 18.6% compared to 18.7% in 1Q23 and 17.3% in 2Q22.

●	Structural Loans measured in average daily balances declined 0.6% QoQ, principally due to Wholesale Banking, but increased 5.5% YoY, driven by growth in Retail Banking at BCP and to a lesser extent by Mibanco.

●	Total Deposits at quarter-end declined 3.5% QoQ and 2.7% YoY, after lower liquidity and continued migration to Time Deposits in a high-interest rate environment led to a system-wide drop in Demand and Savings deposits. Nonetheless, Credicorp maintains its undisputable leadership position in low-cost deposits with a 40.6% market share, which accounted for 51.3% of total funding.

●	The Structural NPL ratio increased 23 bps QoQ to 5.3%, after social unrest and climatic events in 1Q23, coupled with a contraction in internal demand and high inflation and interest rates, impacted payment performance. At Mibanco, loans reprogrammed in the first quarter fell delinquent. At BCP, payment behavior in SME-Pyme deteriorated, particularly in lower-ticket segments, while in Credit Cards and Consumers Loans, the debt service capacity of vulnerable subsegments fell due to over-indebtedness. These dynamics were partially offset by a sale of a delinquent portfolio in the energy sector in Wholesale banking.

●	Structural Provisions increased 10.5% QoQ and 124.3% YoY. Provisions in Consumer Loans and Credit Cards at BCP and at Mibanco remained at high levels after a recessive, high-inflation environment in the first semester affected client payment capacity. The Structural Cost of Risk increased 127bps sequentially to 2.3% against a particularly low base in 2Q22, while Structural NPL Coverage ratio dropped 2.3 pps to 107.7%. Credicorp has fine-tuned client segmentation by risk profile and gradually implemented stricter origination guidelines for Consumer Loans, Credit Cards, SME-Pyme at BCP and Mibanco.

●	Core Income increased 2.7% QoQ and 14.3% YoY, reflecting structural loan growth and a high-interest rate environment, both of which drove an uptick in Net Interest Income (NII) of 2.3% QoQ and 21.5% YoY. In turn, Other Core Income increased 3.6% QoQ but fell 1.6% YoY. In this context, growth in the yield of IEA outpaced the expansion in the funding cost, which led the Net Interest Margin (NIM) to stand at 6.0%, up 18 bps QoQ and 110 bps YoY.

●	Insurance Underwriting Results remained unusually high, up 53% YoY driven by higher profitability in the Life Business and stable P&C performance.

|	Earnings Release 2Q / 2023

Operating and Financial Highlights

●	The Efficiency Ratio was seasonally higher at 44.6% in 2Q23 compared to 44.3% in 1Q23 but improved from 47.7% in 2Q22. For 1H23, the efficiency ratio improved 310 bps YoY to 44.4% as core income growth at BCP more than offset higher expenses at BCP and in disruptive initiatives at Credicorp.

●	The CET1 Ratio for BCP at quarter-end was 12.8%, up 123 bps YoY and 87 bps QoQ. CET1 at Mibanco increased 157 bps YoY and 21 bps QoQ to 16.6%.

●	At BCP stand-alone, 30-day local currency LCR currency stood at 198.7% under regulatory standards and 118.4% based on more stringent internal standards, while USD 30-day LCR stood at 179.8% and 115.1% under regulatory and more stringent internal standards, respectively.

●	Yape continues to advance towards monetization as it pursues its goal of driving financial inclusion. Monthly active users (MAU) reached 9.0 million at quarter-end with monthly revenue per MAU up 32% QoQ to s/2.5 while the cash-cost per MAU declined to S/4.4.Yape stands on track to reach cashflow breakeven in 2024.

●	On June 9, 2023, the Company paid a cash dividend of S/25.00 per share equivalent to a total of S/ 2,359,557,925. This translates to a 50.8% dividend payout ratio.

|	Earnings Release 2Q / 2023

Senior Management Quotes

SENIOR MANAGEMENT QUOTES

|	Earnings Release 2Q / 2023

Second Quarter 2023 Earnings Conference Call

SECOND QUARTER 2023 EARNINGS CONFERENCE CALL

Date: Friday August 11th, 2023

Time: 10:30 am ET (9:30 am Lima, Peru time)

Hosts: Gianfranco Ferrari – Chief Executive Officer, Cesar Rios - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Reynaldo Llosa - Chief Risk Officer, Diego Cavero – Head of Universal Banking, Cesar Rivera - Head of Insurance and Pensions, Carlos Sotelo - Mibanco CFO, and the Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10181250&linkSecurityString=fa033bcdf8

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:

1 844 435 0321 (U.S. toll free)

1 412 317 5615 (International)

Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s Second Quarter 2023 Earnings Release, please visit:
https://credicorp.gcs-web.com/financial-information/quarterly-results

|	Earnings Release 2Q / 2023

Summary of Financial Performance and Outlook

Loans (in Average Daily Balances)

Structural loans measured in ADB dropped 0.6% QoQ (+0.2% FC neutral) to stand at S/136,426 million (total loans, measured in ADB, stood at S/142,001 million). This decline was driven primarily by Wholesale Banking at BCP and was partially offset by the positive evolution of balances in Retail Banking at BCP and Mibanco.

YoY, growth in structural ADBs stood at 5.5%. This evolution was driven primarily by Retail Banking at BCP, specifically by SME-Pyme and Individuals, and, to a lesser extent, by Mibanco.

The Government Program (GP) portfolio represented 4% of total loans measured in average daily balances QoQ (3% in quarter-end balances).

Deposits

Our deposit base measured in quarter-end balances dropped 3.5% QoQ (-1.8% FX Neutral). This reduction was mainly attributable to a drop in Demand deposits and Savings deposits, which reflects a decrease in liquidity across the system and fund migration to Time deposits.

In the YoY comparison, the deposit base fell 2.7% (-0.2% FX Neutral). Low-cost deposits, which represented 65.1% of our total deposit base at quarter-end, continue to play a preponderant role in our funding mix.

Net interest income (NII) and Margin (NIM)

QoQ, NII rose 2.3% to stand at S/3,204 million. This evolution was fueled by the on-going shift towards higher-margin retail loans and the positive impact that higher rates had on investments. This increase was partially compensated by an uptick in the interest expense due to the aforementioned deposits dynamics. In this context, growth in the IEA yield outpaced the increase in funding cost, which led NIM to stand at 6.0%.

YoY, NII rose 21.5%. This evolution was primarily driven by the same factors as those seen QoQ and by positive rate dynamics in both currencies.

(1) For further details on the new NIM calculation due to IFRS17, please refer to Annex 12.1.8

|	Earnings Release 2Q / 2023

Summary of Financial Performance and Outlook

Structural Portfolio Quality and Cost of Risk (CofR)

The social unrest and climate events of the first quarter of the year, coupled with a tough economic environment characterized by a contraction in internal demand, high inflation and high interest rates have notably impacted clients’ payment performance and therefore, portfolio quality.

QoQ, the Structural NPL volume rose 2.7%. This growth was primarily driven by: (i) Mibanco, which was impacted by the expiration of loans reprogrammed in 1Q23; (ii) SME-Pyme, due to a deterioration in payment behavior in lower-ticket (<than 90 thousand) segments; and (iii) Consumer Loans and Credit Cards, primarily in vulnerable subsegments that registered over- indebtedness. The aforementioned was partially offset by a sale of a delinquent portfolio in the energy sector in Wholesale banking.

YoY, the Structural NPL portfolio volume rose 6.1% due to growth in refinanced loans for the real estate and tourism sectors in Wholesale Banking. The factors mentioned in the QoQ dynamic also contributed to this result.

In this context, the Structural NPL ratio increased at 5.3% and the Structural NPL Coverage ratio stood at 107.7%.

Structural provisions remain at historically high levels in Consumer Loans and Credit Cards at BCP, as well as at Mibanco due to the impacts of the macroeconomic context. At BCP, the most affected portfolio corresponds to the vulnerable subsegments since they have greater leverage system wide and less job stability, while in Mibanco, the clients were impacted by the events of the first quarter. SMEs led QoQ growth due to lower payment capacity in higher risk segments and high yield subsegments.

In this context, Structural Cost of Risk stood at 2.3%.

|	Earnings Release 2Q / 2023

Summary of Financial Performance and Outlook

Other income

When analyzing Other Core income, it is important to note that Fee income and Gains on FX transactions have been affected by our strategy at BCP Bolivia, where we have adjusted our fee framework for foreign transfers to offset the impact of the drop in FX transactions due to restrictions on foreign currency availability. Excluding this impact, Fee income increased 4.1% QoQ through higher transactions while Gains on FX transactions remained flat.

YoY, excluding the aforementioned impact, Other Core Income declined 2.3% due to lower fees in the Pensions business and the elimination of intercity fees.

Other Non-core Income* rose 29.2% QoQ mainly by Universal Banking, due to the recognition of fees from previous periods, and to the sale of a delinquent portfolio in Wholesale Banking. YoY growth was driven by the aforementioned QoQ Universal Banking dynamics and positive results from trading strategies in Credicorp Capital Colombia and ASB.

(*) For more details regarding the content of this grouping, please refer to Annex 12.1.8

Insurance Underwriting Result

The Insurance Underwriting* Result rose 0.1% QoQ, where an uptick in P & C’s result was offset by a drop in results in the Life business. YoY, the result was up 52.7% mainly due to Life business which registered growth in income from insurance services in the Pensions, Group Life and Credit Life segments in particular.

(*) For more details regarding the new composition of Insurance Underwriting Result to reflect IFRS17, please refer to Annex 12.1.8

|	Earnings Release 2Q / 2023

Summary of Financial Performance and Outlook

Efficiency

In 1H23, the Efficiency ratio* stood at 44.4%. This represents an improvement of 310 bps versus the result in 1H22 and was attributable to significant growth in income at BCP and Pacifico.

Operating expenses were up 9.1% YoY, driven primarily by traditional expenses at BCP and disruptive initiatives at Credicorp.

Note: The efficiency ratio of 44.4% achieved this first semester was affected by a reversal of non-recurring expenses. Excluding this effect, the efficiency ratio would stand at 45.1%, 234 bps less than 1H22.

(*) For more details regarding the new calculation of the Efficiency ratio due to IFRS17, please refer to Annex 12.1.8

Net Income attributable to Credicorp

In 2Q23, net income attributable to Credicorp totaled S/1,401 million, up +1.2% QoQ and +22.6% YoY. Net equity stood at S/30,027 million (-1.1% QoQ and +14.7% YoY). The QoQ contraction was fueled primarily by dividend payment in June. In this context, ROE stood at 18.6%.

Contributions* and ROE by subsidiary in 2Q23

(S/ millions)

*Contributions to Credicorp reflect eliminations for consolidation purposes (eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

- At BCP Stand Alone, the figure is lower than net income because it does not include gains on investments in other Credicorp subsidiaries (Mibanco).

- At Mibanco, the figure is lower than net income because Credicorp owns 99.924% of Mibanco (directly and indirectly).

- The contribution of Grupo Pacifico presented here is higher than the earnings reported for Pacifico Seguros because it includes 100% of Crediseguros (including 48% under Grupo Credito).

|	Earnings Release 2Q / 2023

Summary of Financial Performance and Outlook

Universal Banking

BCP Stand-alone reported 8.5% YoY growth in Net Income, which was mainly driven by an increase in Net Interest Income (NII). This dynamic reflects our proactive approach to pricing management in different business segments and our solid funding base. The increase in NII was partially offset by the increase in provisions, after macro conditions impacted the payment capacity of retail banking clients.

Microfinance

Mibanco's profitability was down YoY due to growth in provisions, which reflects a deterioration in payment behavior and updates to the macroeconomic estimates used in our models. It is important to note the Operating Expenses remain under control and rose 5.6% YoY.

Insurance and Pensions

The uptick in profitability at Pacífico Seguros was mainly driven by an improvement in the Insurance Underwriting result for the Life business, which was spurred by a favorable evolution in policy prices and volumes.

Investment Banking and Wealth Management

The Investment Banking and Wealth Management business reported an increase in profitability, which was primarily supported by non-recurring income in the capital markets segment and by the performance of the treasury management.

Outlook

Considering that the macroeconomic backdrop will likely impact our customers' payment capacity through the remainder of the year, we are reducing our Structural Loan growth outlook to low-single digits while adjusting up our CoR estimate. NIM guidance remains unchanged while the Efficiency ratio outlook is adjusted downwards as we expect to continue driving operating leverage. Finally, we maintain our ROE guidance at around 17.5%, while we see downside risks mainly associated with asset quality deterioration and "El Niño Costero". Our long-term ROE guidance of around 18% remains unchanged.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

Financial Overview

Credicorp Ltd.	Quarter			% change		As of		% change
S/000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Net interest, similar income and expenses	2,637,106	3,132,089	3,204,156	2.3%	21.5%	5,274,531	6,567,161	24.5%
Provision for credit losses on loan portfolio, net of recoveries	(363,291)	(726,998)	(804,251)	10.6%	121.4%	(620,881)	(1,531,249)	146.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,273,815	2,405,091	2,399,905	-0.2%	5.5%	4,653,650	5,035,912	8.2%
Total other income	1,197,592	1,333,275	1,433,786	7.5%	19.7%	2,436,990	2,767,061	13.5%
Insurance underwriting result	194,197	296,341	296,564	0.1%	52.7%	400,864	592,905	47.9%
Total other expenses	(1,981,125)	(2,126,908)	(2,195,966)	3.2%	10.8%	(3,855,644)	(4,322,874)	12.1%
Profit before income tax	1,684,479	1,907,799	1,934,289	1.4%	14.8%	3,430,142	3,842,088	12.0%
Income tax	(513,182)	(493,466)	(504,472)	2.2%	-1.7%	(1,059,182)	(997,938)	-5.8%
Net profit	1,171,297	1,414,333	1,429,817	1.1%	22.1%	2,370,960	2,844,150	20.0%
Non-controlling interest	28,420	30,060	28,550	-5.0%	0.5%	56,206	58,610	4.3%
Net profit attributable to Credicorp	1,142,877	1,384,273	1,401,267	1.2%	22.6%	2,314,754	2,785,540	20.3%
Net income / share (S/)	14.33	17.36	17.57	1.2%	22.6%	29.02	34.92	20.3%
Loans	150,370,184	145,165,713	142,845,549	-1.6%	-5.0%	150,370,184	142,845,549	0.7%
Deposits and obligations	147,440,576	148,623,300	143,387,717	-3.5%	-2.7%	147,440,576	143,387,717	-1.7%
Net equity	26,167,811	30,359,898	30,027,036	-1.1%	14.7%	26,167,811	30,027,036	9.4%
Profitability
Net interest margin	4.92%	5.84%	6.02%	18 bps	110 bps	4.66%	5.96%	130 bps
Risk-adjusted Net interest margin	4.27%	4.54%	4.56%	2 bps	29 bps	4.12%	4.57%	45 bps
Funding cost	1.58%	2.61%	2.91%	30 bps	133 bps	1.44%	2.76%	132 bps
ROAE	17.3%	18.7%	18.6%	-10 bps	130 bps	17.6%	18.9%	130 bps
ROAA	1.9%	2.3%	2.4%	10 bps	50 bps	2.0%	2.3%	30 bps
Loan portfolio quality
Internal overdue ratio (1)	4.06%	3.99%	4.19%	20 bps	13 bps	4.06%	4.19%	13 bps
Internal overdue ratio over 90 days	3.06%	3.02%	3.40%	38 bps	34 bps	3.06%	3.40%	34 bps
NPL ratio (2)	5.18%	5.45%	5.64%	19 bps	46 bps	5.18%	5.64%	46 bps
Cost of risk (3)	0.97%	2.00%	2.25%	25 bps	128 bps	0.83%	2.14%	131 bps
Coverage ratio of IOLs	136.1%	136.7%	133.1%	-360 bps	-300 bps	136.1%	133.1%	-300 bps
Coverage ratio of NPLs	106.6%	100.1%	98.7%	-140 bps	-790 bps	106.6%	98.7%	-790 bps
Operating efficiency
Efficiency ratio (4)	47.7%	44.3%	44.6%	30 bps	-310 bps	47.5%	44.4%	-310 bps
Operating expenses / Total average assets	3.25%	3.43%	3.56%	13 bps	31 bps	3.09%	3.51%	40 bps
Capital adequacy - BCP Stand-alone (7)
Global Capital ratio (8)	n.a	16.45%	17.20%	75 pbs	n.a	n.a	17.20%	n.a
Tier 1 ratio (9)	n.a	11.86%	12.75%	89 pbs	n.a	n.a	12.75%	n.a
Common equity tier 1 ratio (10)	11.56%	11.93%	12.79%	86 pbs	123 pbs	11.56%	12.79%	123 pbs
Capital adequacy - Mibanco (7)
Global Capital ratio (8)	n.a	18.76%	18.78%	2 pbs	n.a	n.a	18.78%	n.a
Tier 1 ratio (9)	n.a	16.40%	16.49%	9 pbs	n.a	n.a	16.49%	n.a
Common equity tier 1 ratio (10)(12)	15.02%	16.38%	16.59%	21 pbs	157 pbs	15.02%	16.59%	157 pbs
Employees	36,087	37,184	37,380	0.5%	3.6%	36,087	37,380	3.6%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (11)	14,849	14,887	14,829	-0.4%	-0.1%	14,849	14,829	-0.1%
Outstanding Shares	79,533	79,495	79,553	0.1%	0.0%	79,533	79,553	0.0%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets

(2) Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding

(3) Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk = Annualized provision for loan losses, net of recoveries / Total loans.

(6) Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result)

(7) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).”

(10) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.

(11) Common Equity Tier I calculated based on IFRS Accounting.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

Credicorp’s Strategy Update

Credicorp Strategy

Credicorp is advancing in its execution of a long-term strategy that focuses on three priorities: accelerating digital transformation and innovation; ensuring with have the best talent in place; and integrating sustainability at the core of our businesses.

On June 20, 2023, we held Credicorp’s Investor Day. Our senior management highlighted its confidence in our capable team’s ability to anticipate and tackle future challenges and capitalize on emerging markets opportunities. Our strategic approach involves (i) decoupling from the macro by reducing correlation on Peruvian GDP; (ii) strengthening our competitive moats by leveraging our parenting advantage, bolstering digital engagement and developing the best talent; and (iii) increasing focus on sustainability by strengthening corporate governance, pursuing social impact initiatives, and leading the energy transition. We are committed to shaping a resilient and innovative future at Credicorp.

The following link contains details on this event https://www.credicorpday.com/

Main KPIs of Credicorp’s Strategy

(1) Figures for June 2022, March 2023, and June 2023

(2) Retail Monetary Transactions conducted through Retail Banking, Internet Banking, Yape and Telecredito/Total Retail Monetary Transactions in Retail Banking.

(3) Disbursements generated through leads/Total disbursements.

(4) Disbursements conducted through alternative channels/Total disbursements.

(5) Number of loans disbursed/ Total relationship managers.

(6) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/ Total amount transacted through Retail Banking.

(7) Units sold by Retail Banking through digital channels/ Total number of units sold by Retail Banking.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

Credicorp’s Strategy Update

Disruptive Initiatives: Yape

Yape continues to progress towards its goal of reaching breakeven at some point in 2024, buoyed by its monetization strategy. At the end of 2Q23, Yape hit the 12.6 million user mark and 9.0 million of these affiliates (70%) engage in transactions at least once a month (MAU). Over the last quarter, 615 million transactions were executed (S/53 billion thus far this year), which translated into an average of 25 transactions a month per MAU. By the end of 2Q23, recently launched functionalities had generated income flow for Yape, propelled by transactions by 5.2 million users; in this context, average revenue per MAU situated at S/ 2.5. Yape users see the application as a tool that improves their day-to-day experience. This perception led Yape’s NPS to reach 78 points last quarter.

Monetization drivers that stood out in each of Yape’s ambitions during 2Q23 were:

Be the main source of payments in the country:

○     Mobile Top-Ups: In 2Q23, Yape users made more than 34.4 million top-ups, which represent an increase of 13.3% and 208% with respect to 1Q23 and 2Q22, respectively.

○     Service Payments: In the second quarter of operations, Yaperos made more than 4 million service payments through the Yape app, which represents 8 times 1Q23 transactions.

Be present in the daily lives of all Yaperos:

○     In 2Q23, 1.4 million transactions were made through Yape Promos, which represented approximately S/25 million in total transactions.

Solving Yaperos financial needs:

○     In 2Q23, 165.8 thousand microloans were disbursed for a total of S/53.3 million, which represents a slightly reduction of 0.5% with respect to 1Q23.

Disruptive Initiatives: Yape	2Q22	1Q23	2Q23
Users
Users (millions)	10.0	12.3	12.6
Monthly Active Users (MAU) (millions) (1)	5.9	8.4	9.0
Fee Income Generating MAU (millions)	1.4	4.0	5.2
Engagement
# Monthly Transactions (millions)	88.9	178.0	220.7
TPV (3) (S/, millions)	24.6	24.0	53.5
Experience
NPS (2)	58	73	78
Metric per Monthly Active User (MAU)
Monthly Transactions / MAU	15	21	25
Monthly Revenues / MAU	1.0	1.9	2.5
Monthly Cash Cost / MAU	6.0	5.1	4.4
Monetization Drivers
Payments
# Mobile Top-Ups transactions (millions)	11.2	30.4	34.4
# Utilities Payments transactions (thousands)	-	646.8	5,099.4
Yape Promos
GMV (4) (S/, millions)	-	10	25
Microloans
# Disbursements (thousands)	-	166.7	165.8

(1) Yape users that have made at least one transaction over the last month.

(2) Net Promoting Score

(3) Total Payment Volume

(4) Gross Merchant Volume

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

Credicorp’s Strategy Update

Integrating Sustainability in Our Businesses

For more information regarding our sustainability strategy, program and initiatives, please review the following documents: “Sustainability Strategy 2020-25” and the “Annual and Sustainability Report 2022”. Noteworthy milestones achieved in the framework of the Sustainability Program during the second quarter of 2023 included:

Environmental Front – Driving environmental sustainability through the financial sector and ESG risk management

●	Credicorp’s Environmental Strategy has four axes: Carbon Footprint Measurement, Opportunities for Growth, Environmental and Climate Risk Management, and a Delivery Program
●	In 2Q23, we began work to roll out the environmental strategy at the corporate level:

○	Carbon Footprint Measurement: We made progress in our quest to build internal capacities to apply the PCAF methodology to measure our financed footprint.

○	Business Opportunities: We developed comprehensive governance for Wholesale Banking’s commercial strategy. USD 146.3 MM was placed in the first half of 2023 via green loans. We developed the Real Estate and Mortgage front and disbursed PEN 5.4 MM in green mortgage loans.

○	Risks: We continued to roll out questionnaires to determine on the level of ESG risk management in prioritized sectors (350 Wholesale Banking Clients were assessed). Meetings were held to develop relations with relevant issuers for the investment portfolio (12 issuers).

Social Front – Expanding financial exclusion and educating people about finance and entrepreneurship

●	Financial Inclusion: We continued to disseminate studies derived from the Financial Inclusion Index 2022: “Financial Inclusion in Peru’s Macroregions” and “Financial Inclusion and Digitalization.” BCP launched its mobile agent “Chasqui” to bank people in rural areas and in the south of the country. Mibanco Peru launched its “Powerful Women” program, which trained more than 2,200 women leaders and users affiliated with 500 communal food pots and community kitchens. Mibanco Peru also rolled out its “Simi” program to provide services and guidance in Indigenous languages (Quechua and Aymara). Since its launch, 46 branches have set up signage in Quechua and business advisors have been trained to provide services in this language.

●	Financial Education: BCP continued improving financial behaviors (avoiding Over-indebtedness/Overdraft TC/ Delinquent payments and promoting Savings) of 89 thousand clients through its Educating through our Business initiatives. Prima AFP formalized partnerships with more than 30 organizations to provide financial and pension education. Pacifico Seguros launched “Lima 8.8: Earthquake Alert,” a fiction-based podcast to create awareness of what could happen if a powerful earthquake occurs; this edition reached 7 thousand listeners.

For information on other initiatives through the aforementioned platforms and others on the social front, please review the following table:

Progress on initiatives	Company	1Q23	2Q23
Financial Inclusion
Financially included through Yape (1)	BCP	93 thousand	150 thousand
SME-Pymes financially included through loans (working capital and invoice discounting) – YTD 2023	BCP	7.7 thousand	12.3 thousand (2)
Stock of inclusive insurance policies	Pacifico Seguros	2.7 million	2.9 million
Financial Education
Trained through online courses via ABC at BCP (ABC del BCP) – YTD 2023	BCP	77 thousand	202 thousand
Individuals trained in risk prevention via Safe Community (Comunidad Segura) – YTD 2023	Pacifico Seguros	0.4 thousand	24.3 thousand
Young people trained through the ABC of the Pension Culture (ABC de la Cultura Previsional) – YTD 2023	Prima AFP	5.6 thousand	24.5 thousand
Clients trained through the Basic Program for Digital Guidance (Programa Básica de Asesoría Digital) – YTD 2023	Mibanco Perú	108 thousand	184 thousand
Opportunities and Products for Women
Number of disbursements through Loans for Women	Mibanco Perú	12.8 thousand	16.9 thousand
Helping small businesses grow
Trained through Accompanying Entrepreneurs (Contigo Emprendedor) – YTD 2023	BCP	13.1 thousand	44 thousand
Microbusiness affiliated to Yape – YTD 2023	BCP	1.6 thousand	3.9 thousand

(1) Clients that have engaged in at least 3 transactions in the last 3 months

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01	Loan Portfolio

QoQ, the structural loan volume, excluding the exchange rate effect, increased 0.2%. As reported and including the impact of the exchange rate variation, the volume fell 0.6%, driven primarily by a downturn in the Wholesale Banking loan volume. This reduction was partially offset by growth in Retail Banking and Mibanco loans, which was buoyed by a decline in heavy rains on the coast this quarter and a respite from social unrest. YoY, structural loans in average daily balances registered growth due to an uptick in loan balances across segments in the Retail Banking portfolio at Mibanco.

QoQ, the NPL volume growth was driven by (i) Mibanco, which registered growth in its NPL portfolio after reprogrammed loans in 1Q23 became delinquent; (ii) SME-Pyme, which registered deterioration in lower-ticket and higher risk profiles portfolio; and (iii) Individuals, where vulnerable segments, which are more leveraged and have unstable employment, continued to report high levels of NPLs. YoY, growth in the non-performing portfolio was mainly driven by debt refinancing in Wholesale Banking for commercial real estate and tourism loans in 2022 and 1Q23 and secondarily to by an uptick in NPLs in retail, which was attributable to the same factors as those seen QoQ. YoY growth was partially offset by a drop in NPLs for Retail Banking, which fell due to a based effect associated with a portfolio sale 1Q23. As a result of the aforementioned dynamics, the Structural NPL ratio increased QoQ and YoY, standing at 5.3%.

1.1. Loans

Structural loans (in Average Daily Balances) (1)(2)(3)

Structural Loans	As of			Volume change		% change		% Part. in total structural loans
(S/ millions)	Jun 22	Mar 23	Jun 23	QoQ	YoY	QoQ	YoY	Jun 22	Mar 23	Jun 23
BCP Stand-alone	105,248	111,792	110,692	-1,099	5,444	-1.0%	5.2%	81.4%	81.4%	81.1%
Wholesale Banking	52,356	53,773	52,022	-1,751	-334	-3.3%	-0.6%	40.5%	39.2%	38.1%
Corporate	31,404	32,543	31,964	-579	560	-1.8%	1.8%	24.3%	23.7%	23.4%
Middle - Market	20,952	21,230	20,058	-1,172	-894	-5.5%	-4.3%	16.2%	15.5%	14.7%
Retail Banking	52,892	58,018	58,670	652	5,778	1.1%	10.9%	40.9%	42.3%	43.0%
SME - Business	5,105	5,749	5,921	172	816	3.0%	16.0%	3.9%	4.2%	4.3%
SME - Pyme	12,202	13,583	13,838	254	1,635	1.9%	13.4%	9.4%	9.9%	10.1%
Mortgage	19,298	20,282	20,448	167	1,150	0.8%	6.0%	14.9%	14.8%	15.0%
Consumer	11,842	12,984	12,771	-214	929	-1.6%	7.8%	9.2%	9.5%	9.4%
Credit Card	4,445	5,420	5,692	273	1,247	5.0%	28.1%	3.4%	3.9%	4.2%
Mibanco	12,313	13,335	13,728	393	1,415	2.9%	11.5%	9.5%	9.7%	10.1%
Mibanco Colombia	1,152	1,250	1,340	90	188	7.2%	16.4%	0.9%	0.9%	1.0%
Bolivia	8,622	8,951	8,834	-117	212	-1.3%	2.5%	6.7%	6.5%	6.5%
ASB	2,030	1,958	1,831	-127	-199	-6.5%	-9.8%	1.6%	1.4%	1.3%
BAP’s total loans	129,365	137,287	136,426	-861	7,061	-0.6%	5.5%	100.0%	100.0%	100.0%

For consolidation purposes, Loans generated in Foreign Currency (FC) are converted to Local Currency (LC).

(1) Includes Work out unit, and other banking. For Quarter-end Balances figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”.

(2) Structural Portfolio excludes the Loans offered through Reactiva Peru and FAE-Mype Government Programs (GP).

(3) Internal Management Figures

QoQ, excluding the drop in the exchange rate (USDPEN: -3.6%), structural loans grew 0.2% in average daily balances. As reported and including the aforementioned drop, loans fell -0.6%, driven by:

●	Wholesale Banking, which declined 3.3% drop (-2.0% FX Neutral) due to a reduction in balances in the fishing and mining segments within Corporate Banking and Middle Banking, respectively. The aforementioned decline was driven by a reduction in our clients’ investment appetite due to uncertainty surrounding the evolution and impacts of the El Nino

Phenomenon. This contraction was concentrated primarily in Middle Market Banking, which registered a reduction in short-term transactions in both LC and FC.

The contraction in Wholesale loans was partially offset by slight growth in average daily balances in:

●	Retail Banking, where all segments, with the exception of Consumer, reported slight growth with regard to 1Q23.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01. Loan Portfolio

●	Mibanco, where balances rose in line with a pick-up in originations once strong rains and social protests subsided.

YoY, structural loans in average daily balances rose 5.5% (+7.0 FX Neutral). This growth was driven mainly by:

●	Retail Banking, where all segments evolved positively YoY. This evolution was led by the SME-
Pyme segment, driven primarily by growth in higher-ticket clients with better risk profiles and secondarily by Credit Card segment where the positive evolution is due to the growth in existing card balances due to the new interest-free installment payment strategies.
●	Mibanco, where growth in balances reflects an uptick in disbursements to clients with better risk profiles.

Government Program Loans

(in Average Daily Balances – S/ millions)

Government Program Loans (GP) dropped 26.7% QoQ and 64.3% YoY. This was primarily due to amortizations at both BCP and Mibanco. GP loans in average daily balances represented 3.9% of total loans at quarter-end (vs 5.3% in March 23 and 10.9% in June 22).

Total loans (in Average Daily Balances) (1) (2)

Total Loans	As of			Volume change		% change		% Part. in total loans
(S/ millions)	Jun 22	Mar 23	Jun 23	QoQ	YoY	QoQ	YoY	Jun 22	Mar 23	Jun 23
BCP Stand-alone	119,157	118,707	115,763	-2,944	-3,394	-2.5%	-2.8%	82.1%	81.9%	81.5%
Wholesale Banking	55,343	55,141	52,941	-2,200	-2,402	-4.0%	-4.3%	38.1%	38.0%	37.3%
Corporate	31,741	32,717	32,091	-626	350	-1.9%	1.1%	21.9%	22.6%	22.6%
Middle - Market	23,602	22,424	20,850	-1,574	-2,752	-7.0%	-11.7%	16.3%	15.5%	14.7%
Retail Banking	63,814	63,566	62,822	-744	-992	-1.2%	-1.6%	44.0%	43.8%	44.2%
SME - Business	9,292	7,884	7,420	-463	-1,871	-5.9%	-20.1%	6.4%	5.4%	5.2%
SME - Pyme	18,937	16,996	16,490	-506	-2,447	-3.0%	-12.9%	13.0%	11.7%	11.6%
Mortgage	19,298	20,282	20,448	167	1,150	0.8%	6.0%	13.3%	14.0%	14.4%
Consumer	11,842	12,984	12,771	-214	929	-1.6%	7.8%	8.2%	9.0%	9.0%
Credit Card	4,445	5,420	5,692	273	1,247	5.0%	28.1%	3.1%	3.7%	4.0%
Mibanco	14,172	14,098	14,232	134	61	1.0%	0.4%	9.8%	9.7%	10.0%
Mibanco Colombia	1,152	1,250	1,340	90	188	7.2%	16.4%	0.8%	0.9%	0.9%
Bolivia	8,622	8,951	8,834	-117	212	-1.3%	2.5%	5.9%	6.2%	6.2%
ASB	2,030	1,958	1,831	-127	-199	-6.5%	-9.8%	1.4%	1.4%	1.3%
BAP’s total loans	145,132	144,964	142,001	-2,964	-3,131	-2.0%	-2.2%	100.0%	100.0%	100.0%

For consolidation purposes, Loans generated in Foreign Currency (FC) are converted to Local Currency (LC).

(1) Includes Work out unit, and other banking. For Quarter-end Balances figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”.

(2) Internal Management Figures

QoQ and YoY total loans dropped given that growth in structural loans was insufficient to offset the decline registered in GP loans.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01. Loan Portfolio

Evolution of the Dollarization Level of Loans (in Average Daily Balances) (1)(2)

Total Loans	Local Currency (LC)						% change		% change Structural		Foreign Currency (FC)			% change		% part. by currency
	Total			Structural							Total					Jun 23
(S/ millions)	Jun 22	Mar 23	Jun 23	Jun 22	Mar 23	Jun 23	QoQ	YoY	QoQ	YoY	Jun 22	Mar 23	Jun 23	Mar 23	QoQ	YoY	LC
BCP Stand-alone	85,162	82,117	80,559	71,253	75,201	75,489	-1.9%	-5.4%	0.4%	5.9%	8,977	9,615	9,582	-0.3%	6.7%	69.6%	30.4%
Wholesale Banking	28,403	25,984	25,062	25,416	24,616	24,143	-3.5%	-11.8%	-1.9%	-5.0%	7,113	7,662	7,589	-1.0%	6.7%	47.3%	52.7%
Corporate	15,376	15,065	15,267	15,040	14,890	15,140	1.3%	-0.7%	1.7%	0.7%	4,321	4,639	4,579	-1.3%	6.0%	47.6%	52.4%
Middle-Market	13,027	10,919	9,795	10,377	9,725	9,003	-10.3%	-24.8%	-7.4%	-13.2%	2,793	3,023	3,009	-0.5%	7.8%	47.0%	53.0%
Retail Banking	56,759	56,133	55,498	45,837	50,586	51,346	-1.1%	-2.2%	1.5%	12.0%	1,863	1,953	1,994	2.1%	7.0%	88.3%	11.7%
SME - Business	6,586	4,970	4,486	2,399	2,836	2,987	-9.7%	-31.9%	5.3%	24.5%	715	766	799	4.3%	11.8%	60.5%	39.5%
SME - Pyme	18,781	16,830	16,332	12,046	13,417	13,680	-3.0%	-13.0%	2.0%	13.6%	41	44	43	-1.7%	3.6%	99.0%	1.0%
Mortgage	17,351	18,264	18,495	17,351	18,264	18,495	1.3%	6.6%	1.3%	6.6%	514	530	532	0.2%	3.4%	90.4%	9.6%
Consumer	10,367	11,514	11,388	10,367	11,514	11,388	-1.1%	9.8%	-1.1%	9.8%	390	386	376	-2.5%	-3.4%	89.2%	10.8%
Credit Card	3,674	4,555	4,796	3,674	4,555	4,796	5.3%	30.5%	5.3%	30.5%	204	227	244	7.3%	19.9%	84.3%	15.7%
Mibanco	13,696	13,619	13,746	11,837	12,856	13,242	0.9%	0.4%	3.0%	11.9%	126	126	132	5.1%	5.3%	96.6%	3.4%
Mibanco Colombia	-	-	-	-	-	-	-	-	-	-	304	329	365	11.1%	19.9%	-	100.0%
Bolivia	-	-	-	-	-	-	-	-	-	-	2,277	2,352	2,405	2.2%	5.6%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	-	536	515	498	-3.1%	-7.0%	-	100.0%
Total loans	98,857	95,735	94,305	83,091	88,058	88,730	-1.5%	-4.6%	0.8%	6.8%	12,220	12,936	12,982	0.4%	6.2%	66.4%	33.6%

For consolidation purposes, Loans generated in Foreign Currency (FC) are converted to Local Currency (LC).

(1) Includes Work out unit, and other banking. For Quarter-end Balances figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”

(2) Internal Management Figures

At the end of June 2023, the dollarization of structural loans fell -60bps QoQ (35.0% in June 23). This evolution was driven by: i) loan growth in LC across Retail Banking segments, with the exception of consumer loans, where loans are typically disbursed in soles; and ii) by a variation in the exchange rate (-3.6% QoQ), which impacted Wholesale Banking in particular, where loans are mainly disbursed in US Dollars.

YoY, the dollarization of the structural portfolio dropped 81bps due to an uptick in structural loans in LC (+6.8%) which exceeded the FC growth (+6.2%). Expansion in the LC volume this quarter was buoyed by growth in loans across Retail Banking segments while the uptick in the FC volume was driven by Wholesale Banking, where a larger proportion of loans is concentrated in US Dollars.

Evolution of the Dollarization Level of Structural Loans (in Average Daily Balances) *

(1) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(2) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was 2009.

* For dollarization figures in quarter-end period, please refer to “12. Annexes – 12.2 Loan Portfolio Quality

Loan Evolution in Quarter-end Balances

Structural loans measured in quarter-end balances dropped 0.5% QoQ, driven by the same factors as those seen in the analysis of average daily balances. If we include the contraction of GP loans in the analysis, total loans fell 1.6% QoQ.

In YoY Terms, structural loans reported a 1.6% increase in quarter-end balances, propelled by the same factors as those seen in the ADB dynamic. If we include the drop in GP loans in the analysis, total loans also contract.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01. Loan Portfolio

1.2. Portfolio Quality

Quality of the Structural Portfolio (in Quarter-end balances) (1)(2)

	As of			% change
Structural Portfolio quality and Delinquency ratios
S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Structural loans (Quarter-end balance)	135,722,381	138,615,801	137,905,144	-0.5%	1.6%
Structural Allowance for loan losses	8,112,356	7,779,501	7,824,302	0.6%	-3.6%
Structural Write-offs	413,501	677,148	682,154	0.7%	65.0%
Structural IOLs	5,163,525	4,952,108	5,182,725	4.7%	0.4%
Structural Refinanced loans	1,686,186	2,121,068	2,084,124	-1.7%	23.6%
Structural NPLs	6,849,711	7,073,176	7,266,849	2.7%	6.1%
Structural IOL ratio	3.80%	3.57%	3.76%	19 bps	-4 bps
Structural NPL ratio	5.05%	5.10%	5.27%	17 bps	22 bps
Structural Allowance for loan losses over Structural loans	6.0%	5.6%	5.7%	6 bps	-31 bps
Structural Coverage ratio of NPLs	118.4%	110.0%	107.7%	-232 bps	-1076 bps

(1) The Structural Portfolio excludes Government Programs (GP) effects.

Over recent quarters, client payment capacities in Retail Banking and at Mibanco clients have been affected by a challenging macroeconomic environment, which reflects a contraction in domestic demand, high inflation and high interest rates. In this context, the structural loan volume rose 2.9% and 6.3% respectively QoQ and YoY. QoQ, growth was driven by an increase in NPLs at Mibanco and in Retail Banking. This uptick was partially offset by the sale of delinquent Wholesale Banking portfolio in the energy sector in 2Q23. YoY, the dynamics reflect growth in the refinanced portfolio in Wholesale Banking, which began in 2022 and continued until 1Q23, and to an uptick in IOL loans in Individuals and Mibanco. Noteworthy, Wholesale Banking’s provisions models foresaw the potential deterioration and steps were taken to fully provision the portfolio in advance. This growth was partially offset by the sale of a Retail Banking portfolio in 1Q23.

Structural NPL Ratio

In the QoQ analysis, the structural NPL volume rose due to the deterioration of clients payment behavior given the challenging macroeconomic environment explained lines above. The segments that contributed to growth were:

●	Mibanco, where reprogrammed loans from 1Q23 became delinquent this quarter.

●	SME-Pyme, which reported growth in IOLs that was concentrated in lower-ticket loans (< than S/90 thousand) and higher-risk segments.

●	Consumer and Credit Cards, where IOLs were concentrated in the most vulnerable subsegments, which report high levels of leverage systemic wide and tend to experience unstable employment.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01. Loan Portfolio

This growth was partially offset by the sale of an overdue loan portfolio of a Wholesale Banking client of the energy sector.

In the aforementioned context, the Structural NPL ratio increased 17 bps QoQ, standing at 5.4%.

YoY, growth in the loan volume was partially offset by an uptick in NPL loans, which was driven by:

●	Wholesale Banking, given that in 2022 some loans in the commercial real estate and tourism sectors─ which continued to suffer fallout from the pandemic─ were refinanced. It is important to note that these loans are covered by guarantees that exceed 100% of the debt.

●	Consumer and Credit Cards, where the portfolio deteriorated due to the same reasons outlined in the QoQ analysis.

Structural NPL ratio declined 4bps YoY driven by the loan growth outlined in the previous section and by the sale of the Retail Banking portfolio in 1Q23.

Structural write-offs

(in quarter-end balances – S/ thousands)

QoQ, structural write-offs remained at high levels and reported an increase of 0.7% after a significant number of write-offs of higher-risk loans were made in the Consumer and Credit Card Segments.

YoY, growth in structural loans (+64.8%) was driven by the SME-Pyme and Consumer segments as well as Mibanco. This growth was driven by write-offs on loans in default.

Coverage Ratio of Structural NPL Loans

QoQ, Coverage of NPL Loans decline 232bps. This drop was driven primarily by Mibanco, which has yet to write off the underperforming portion of portfolio in 1Q23 that received reprogramming and was subsequently unable to service its debt.

YoY, Coverage for the NPL portfolio declined 1,076bps. This drop was attributable to Wholesale Banking, where structural NPL loan volumes have risen significantly due to an uptick in refinanced loans. Nevertheless, these loans have not triggered a considerable increase in provisions given that they are covered by guarantees whose commercial value is well above the total volume of the borrowers’ debt.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

01. Loan Portfolio

NPL loans in the Government Loan Portfolio (in quarter-end balances– S/ thousands)

QoQ, the non-performing GP portfolio decreased after more honoring processes were rolled out for Reactiva loans. At the end of June 2023, S/1,465 million had been received from State guarantees.

To execute honoring processes, loans must have been delinquent for a period exceeding 90 days. Average guarantees stand at 84%, 91% and 97% for Wholesale Banking, Retail Banking and Mibanco, respectively.

Quality of the Total Portfolio (in quarter-end balances)

Loan Portfolio quality and Delinquency ratios	As of			% change

S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Total loans (Quarter-end balance)	150,370,184	145,165,713	142,845,549	-1.6%	-5.0%
Allowance for loan losses	8,306,500	7,915,350	7,956,184	0.5%	-4.2%
Write-offs	413,501	677,148	682,154	0.7%	65.0%
Internal overdue loans (IOLs) (1)(2)	6,105,256	5,789,497	5,979,395	3.3%	-2.1%
Internal overdue loans over 90-days (1)	4,596,259	4,386,959	4,862,669	10.8%	5.8%
Refinanced Loans (2)	1,686,186	2,121,068	2,084,124	-1.7%	23.6%
Non-performing loans (NPLs) (3)	7,791,442	7,910,565	8,063,519	1.9%	3.5%
IOL ratio	4.1%	4.0%	4.2%	20bps	13bps
IOL over 90-days ratio	3.1%	3.0%	3.4%	38bps	34bps
NPL ratio	5.2%	5.4%	5.6%	19bps	46bps
Allowance for loan losses over Total loans	5.5%	5.5%	5.6%	12bps	5bps
Coverage ratio of IOLs	136.1%	136.7%	133.1%	-366bps	-300bps
Coverage ratio of IOL 90-days	180.7%	180.4%	163.6%	-1681bps	-1710bps
Coverage ratio of NPLs	106.6%	100.1%	98.7%	-100bps	-790bps

(1) Includes Overdue Loans and Loans under legal collection (Quarter-end balances net of deferred earnings).

(2) Figures net of deferred earnings.

(3) Non-performing Loans include Internal overdue loans and Refinanced loans (Quarter-end balances net of deferred earnings).

In the aforementioned context, Credicorp’s NPL Ratio rose 21bps QoQ and 48bps YoY. This evolution was fueled by growth in structural NPL loans.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

02	Deposits

At the end of 2Q23, 65.1% of deposits were low-cost, which represents a competitive advantage in a context of historically high interest rates.

The low-cost deposit balance fell 12.3% YoY and 7.4% QoQ, which reflected a drop in balances for Savings Deposits and Demand Deposits at BCP Stand-alone and Mibanco after liquidity levels normalized system-wide. YoY, low-cost deposits at BCP and Mibanco declined less than the banking system, where Credicorp leads the system with a market share of 40.6% as of June 2023. Over this period, the increase registered in Time Deposits, which reflected client moves to migrate from low-cost, low-interest deposits to higher-yield products, was also noteworthy.

At the end of June 2023, the market share of deposits held by BCP Stand-alone + Mibanco stood at 34.5% (-85bps with regard to June 22).

Deposits	As of			% change		Currency

S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY	LC	FC
Demand deposits	51,554,195	47,483,662	43,930,450	-7.5%	-14.8%	45.4%	54.6%
Saving deposits	54,936,107	53,418,288	49,456,054	-7.4%	-10.0%	55.6%	44.4%
Time deposits	35,923,266	43,194,573	45,107,429	4.4%	25.6%	49.7%	50.3%
Severance indemnity deposits	4,155,932	3,322,691	3,545,001	6.7%	-14.7%	72.2%	27.8%
Interest payable	871,075	1,204,086	1,348,783	12.0%	54.8%	50.8%	49.2%
Deposits and obligations	147,440,575	148,623,300	143,387,717	-3.5%	-2.7%	50.8%	49.2%

Our Total Deposit base dropped 3.5% QoQ and 2.7% YoY (-1.8% and -0.2% with neutral exchange rate respectively). The following dynamics were noteworthy:

●	A 7.4% reduction (-5.9% FX neutral) in Savings Deposits, both in LC and FC. This decline was driven primarily by a drop in deposit volumes in LC and FC at BCP Stand-alone and Mibanco, which reflected the impact of two factors: i) a decrease in client liquidity levels, which were impacted by inflation which eroded buying power, and ii) internal fund migration to higher-yield deposits. Notably, the drop deposits at BCP Stand-alone are lower than that registered by the system as a whole.

●	A 7.5% reduction (-5.62%, FX neutral) in Demand Deposits was driven primarily by a drop in LC deposits at BCP Stand-alone, which reflected a seasonal impact linked to income tax payments.

The aforementioned was partially offset by:

●	A 4.4% growth (+6.37%, FX neutral) in Time Deposits, which was fueled primarily by Wholesale and Retail clients at BCP Stand-alone, who veered to higher-yield deposits in LC, and secondly by Mibanco clients, who also sought better rates. It is important to note that this increase was offset by a drop in FC deposits due to a decrease in the exchange rate.

Low-cost deposit volumes (Demand + Savings) decreased 7.4% QoQ and 12.3% YoY. Notwithstanding, the deposit types continue to represent a significant share of total deposits at 65.1%. This level remains above the pre-pandemic print (62.0% at the end of December 2019).

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

02. Deposits

Deposit Dollarization Level

Deposits by currency Currency deposits

At the end of June 2023, the dollarization level for Total Deposits fell 50 bps QoQ. This drop was primarily driven by Time Deposits, which increased in LC on the back of an upswing in PEN and higher interest rates. Severance Deposits also contributed to this dynamic via a seasonal effect (deposit corresponding to May). At 49.2%, the dollarization level remains below the average reported for the last 2 years (50.5%).

In YoY terms, the dollarization level fell 260bps due to a drop in Demand Deposits in FC (-19.9%) and Savings Deposits in FC (-15.1%) and to an increase in Time Deposits (28.8%). All three movements were fueled primarily by fund migration to higher-yield deposits.

Deposits by currency and type (measured in quarter-end balances)

Loan / Deposit Ratio (L/D Ratio)

The L/D ratio increased 210bps and fell 220bps QoQ at BCP Stand-alone and Mibanco, respectively. The uptick at BCP Stand-alone was associated with a drop in total deposits, which was led by a reduction in Savings Deposits and Demand Deposits in a context of high interest rates and a system-wide drop in deposits. The reduction at Mibanco was driven by growth in total deposits, which was mainly fueled by an uptick in Time Deposits in LC. In this context, BAP’s L/D ratio stood at 99.6%.

L/D Ratio in Local Currency	L/D Ratio in Foreign Currency

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

02. Deposits

Share of the Deposit Market in the Peruvian Financial System

At the end of June 2023, the MS of Total Deposits held at BCP Stand-alone and Mibanco in Peru stood at 31.8% and 2.5% (-103bps and 18bps with regard to June 2022) respectively, with BCP Stand-alone maintaining a market leading position.

The drop in low-cost deposits was seen system-wide, and BCP Stand-alone was no exception. In this context, BCP Stand-alone continued to lead the low-cost deposit market YoY with an MS of 40.0% at the end of June 2023 (+19bps with regard to June 2022). This leadership is reflected in the expansion registered in our MS of Savings Deposits, which was equivalent to 111 bps. BCP Stand-alone also reported an increase in its share of Time Deposits, which were bolstered by funds that migrated from low-cost alternatives in search of higher yields.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

At the end of 2Q23, IEAs dropped 1.7% in QoQ terms. This decline was driven by a reduction in balances for Loans and Available Funds and was offset by an increase in Total investments. Structural loans fell 1.6%, driven downward by a decrease in Wholesale Banking balances. YoY, IEAs dropped 1.3%, driven primarily by a reduction in Loan balances in a context marked by a downward shift in the exchange rate.

Funding decreased 0.5% QoQ and 2.5% YoY. This evolution was driven by a drop in balances for Deposits and Obligations, which was attributable to a decrease in balances from Savings Deposits and Current Accounts. The reduction registered in Bonds and Notes Issued also impacted funding, albeit to a lesser degree.

3.1. IEA1

Interest Earning Assets	As of			% change

S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Cash and due from banks	23,831,465	28,158,941	26,036,894	-7.5%	9.3%
Total investments	45,342,775	47,729,504	48,035,351	0.6%	5.9%
Cash collateral, reverse repurchase agreements and securities borrowing	2,046,209	1,468,180	1,863,243	26.9%	-8.9%
Total loans	150,370,184	145,165,713	142,845,549	-1.6%	-5.0%
Total interest earning assets	221,590,633	222,522,338	218,781,037	-1.7%	-1.3%

IEA dropped 1.7% QoQ due to a decrease in balances for Loans and Available Funds, which was partially offset by an uptick in Total investments and in Cash collateral, reverse repurchase agreements and securities borrowing.

Loans fell 1.6% QoQ due to the impact of amortizations of Government Program Loans (GP) and to a drop in the exchange rate. Available funds fell this quarter after having registered a seasonal peak in liquidity in 1Q23, which reflected the impact of income tax payments.

YoY, IEAs reported a reduction of 1.3% due to a decrease in Loans. Structural loans dropped over the period due to a reduction in disbursements in Wholesale Banking and in Middle Market Banking in particular. It is important to note that the drop in the exchange rate generated a negative effect YoY.

Total Investments, in turn, rose YoY due to purchases of sovereign bonds. Cash and due from banks also registered growth in year-over-year terms after the trading position in US Dollars was increased and monetized via overnight deposits in BCR.

3.2. Funding

Funding	As of			% change

S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Deposits and obligations	147,440,576	148,623,300	143,387,717	-3.5%	-2.7%
Due to banks and correspondents	6,456,360	10,199,650	10,062,290	-1.3%	55.9%
BCRP instruments	16,031,618	9,780,540	11,772,772	20.4%	-26.6%
Repurchase agreements with clients and third parties	2,107,245	1,905,955	2,534,108	33.0%	20.3%
Bonds and notes issued	16,579,674	14,326,930	14,235,697	-0.6%	-14.1%
Total funding	188,615,473	184,836,375	181,992,584	-1.5%	-3.5%

QoQ and YoY, funding fell 1.5% and 3.5% respectively due to a reduction in Deposits and obligations. This was driven by a drop in balances of Savings Deposits and Current Accounts, which was partially offset by an uptick in Time deposits. Funding with BCRP instruments rose QoQ, driven by an upswing in repos. YoY, in contrast, funding via BCR instruments fell due to the expiration of GP repos. It is important to note that YoY growth in Due to banks and correspondents was attributable to a decision to increase short-term positions following the expiration of a BCP bond, which was not renewed due to high long-term interest rates.

(1) Effective 1Q23, IEA does not include “Financial assets designated at Fair Value through P&L” (mainly comprised of Investment Link contracts) as one of its components

(2) Effective 1Q23, Funding includes Repurchase agreements with clients

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

04	Net Interest Income (NII)

In 2Q23, Net Interest Income rose 2.3% QoQ. This evolution was due primarily to a shift in the loan mix towards to focus on higher yield segments and to moves to renew investments at higher rates. The uptick in the funding cost this quarter was partially offset by the IEA dynamic.

YoY, Net interest income increased 21.5% in a context marked by rising market rates. It is important to note that the uptick in interest expenses, which reflects growth in time deposits, was partially offset by substitutions with other sources of funding.

In this context in 2Q23, the Net Interest Margin (NIM) rose 18 bps QoQ and 110 bps YoY to stand at 6.02%. NIM continues to follow an upward trend, but the pace of growth has fallen. Finally, the Structural Net Interest Margin stood at 6.14%.

Net Interest Income / Margin	Quarter			% change		As of		% change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Interest Income	3,488,113	4,456,106	4,653,246	4.4%	33.4%	6,660,459	9,109,352	36.8%
Interest Expense	(851,007)	(1,324,017)	(1,449,090)	9.4%	70.3%	(1,591,646)	(2,773,107)	74.2%
Interest Expense (excluding Net Insurance Financial Expenses)	(747,047)	(1,208,267)	(1,333,924)	10.4%	78.6%	(1,385,928)	(2,542,191)	83.4%
Net Insurance Financial Expenses	(103,960)	(115,750)	(115,166)	-0.5%	10.8%	(205,718)	(230,916)	12.2%
Net Interest Income	2,637,106	3,132,089	3,204,156	2.3%	21.5%	5,068,813	6,336,245	25.0%

Balances
Average Interest Earning Assets (IEA)	222,718,971	222,289,504	220,651,688	-0.7%	-0.9%	226,151,471	220,418,854	-2.5%
Average Funding	189,164,046	185,377,296	183,407,530	-1.1%	-3.0%	192,630,988	183,962,350	-4.5%

Yields
Yield on IEAs	6.26%	8.02%	8.44%	42bps	218bps	5.89%	8.27%	238pbs
Cost of Funds	1.55%	2.53%	2.88%	35bps	133bps	1.44%	2.76%	132pbs
Net Interest Margin (NIM)(1)	4.92%	5.84%	6.02%	18bps	110bps	4.66%	5.96%	130pbs
Risk-Adjusted Net Interest Margin	4.27%	4.54%	4.56%	2pbs	29pbs	4.12%	4.57%	45pbs
Peru’s Reference Rate	5.50%	7.75%	7.75%	0pbs	225pbs	5.50%	7.75%	225pbs
FED funds rate	1.75%	5.00%	5.25%	25pbs	350pbs	1.75%	5.25%	350pbs

(1) For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.8

Net Interest Income rose 2.3% QoQ despite the fact that growth in expenses outpaced the expansion registered for income this quarter. Income rose 4.4% over the period, driven mainly by the positive impact of a shift in the loan mix to favor higher-yield segments. This quarter, Investment income increased 5.8%, which reflected renewals of BCRP Certificates of Deposit at higher rates. Expenses, in turn, were up 9.4% as Time deposits assumed a larger share of the loan mix. The mix effect contributed to the 35 bps increase in the funding cost. The Net Interest Margin rose 18 bps to stand at 6.02% this quarter while the Structural Interest Margin stood at 6.14% (+13bps).

Net Interest Income rose 21.5% YoY, which once again reflects the fact that growth in interest expenses outstripped the expansion reported for income. Income increased 33.4% over the period, in line with loan and investment dynamics and well as with an increase in Available funds. Expenses rose 70.3% due to a mix effect, which was generated primarily by an uptick in Time deposit’s share of total funding and secondarily by an uptick in debt at higher rates via Due to banks and correspondents (price effect).

Net Interest Margin

Structural NIM continued to increase QoQ due to a positive variation in the loan mix and investment renewals at more favorable rates. Risk-adjusted NIM remained relatively stable, reporting a marginal increase of 2bps to stand at 4.56%.

It is important to note that reference rates are currently high for both soles (BCRP) and US dollars (FED), which continues to buoy net interest income. In soles, and despite the fact that BCRP’s rate registered no variation over the period, renewals of some IEA drove an uptick in income, which reflects disciplined passthroughs.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

04. Net Interest Income (NII)

Dynamics of Net Interest Margin by Currency

	2Q22			1Q23			2Q23			1H22			1H23
Interest Income / IEA	Average	Income		Average	Income		Average	Income		Average	Income		Average	Income
S/ millions	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields
Cash and equivalents	26,697	48	0.7%	27,528	277	4.0%	27,098	286	4.2%	28,113	83	0.3%	26,467	564	2.1%
Other IEA	1,782	14	3.1%	1,285	16	5.0%	1,666	17	4.2%	1,907	33	1.7%	1,483	34	2.3%
Investments	46,744	497	4.2%	46,580	592	5.1%	47,882	636	5.3%	47,148	929	2.0%	46,733	1,228	2.6%
Loans	147,496	2,930	7.9%	146,896	3,571	9.7%	144,006	3,713	10.3%	148,984	5,615	3.8%	145,736	7,284	5.0%
Structural	131,654	2,871	8.7%	138,866	3,528	10.2%	138,300	3,679	10.6%	132,325	5,490	4.1%	138,550	7,207	5.2%
Government Programs	15,842	59	1.5%	8,031	43	2.1%	5,705	34	2.4%	16,659	125	0.8%	7,186	77	1.1%
Total IEA	227,280	3,488	6.3%	222,290	4,456	8.0%	220,652	4,653	8.4%	226,151	6,660	2.9%	220,419	9,109	4.1%
IEA (LC)	57.6%	78.2%	8.3%	56.9%	71.2%	10.0%	57.3%	71.4%	10.5%	57.4%	78.5%	4.0%	57.5%	71.3%	5.1%
IEA (FC)	40.3%	21.8%	3.3%	43.1%	28.8%	5.3%	42.7%	28.6%	5.7%	42.6%	21.5%	1.5%	42.5%	28.7%	2.8%

	2Q22			1Q23			2Q23			1H22			1H23
Interest Expense / Funding	Average	Expense		Average	Expense		Average	Expense		Average	Expense		Average	Expense
S/ millions	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields
Deposits	147,678	337	0.9%	147,822	677	1.8%	146,006	777	2.1%	148,519	596	0.4%	145,204	1,455	1.0%
BCRP + Due to Banks	23,192	142	2.4%	20,108	239	4.8%	20,908	297	5.7%	24,697	258	1.0%	21,035	536	2.5%
Bonds and Notes	16,312	166	4.1%	15,660	183	4.7%	14,274	149	4.2%	17,201	340	2.0%	15,621	332	2.1%
Others	1,279	206	32.0%	1,091	225	40.1%	1,242	226	35.6%	1,318	192	14.6%	1,126	220	19.5%
Total Funding	189,164	851	1.6%	185,377	1,324	2.6%	183,408	1,449	2.9%	192,631	1,386	0.7%	183,962	2,542	1.4%
Funding (LC)	51.2%	58.6%	1.8%	50.5%	56.6%	2.9%	50.8%	60.3%	3.4%	50.7%	56.2%	0.8%	50.8%	57.8%	1.6%
Funding (FC)	48.8%	41.4%	1.3%	49.5%	43.4%	2.3%	49.2%	39.7%	2.4%	49.3%	43.8%	0.6%	49.2%	42.2%	1.2%

NIM	227,280	2,637	4.6%	222,290	3,132	5.6%	220,652	3,204	5.8%	226,151	5,275	4.7%	220,419	6,567	6.0%
NIM (LC)	57.6%	84.6%	6.8%	56.9%	77.4%	7.7%	57.3%	76.4%	7.7%	57.4%	84.4%	3.4%	57.5%	76.6%	4.0%
NIM (FC)	40.3%	15.4%	1.8%	43.1%	22.6%	2.9%	42.7%	23.6%	3.2%	42.6%	15.6%	0.9%	42.5%	23.4%	1.6%

QoQ Analysis

QoQ, Net Interest Income rose 2.3%, driven by growth in both LC and FC. IEAs in LC represented 57.3% of total IEAs and accounted for 71.4% of Net Interest Income in 2Q23.

Dynamics in Local Currency (LC)

Net Interest Income in LC increased 1.0% due to the following dynamics:

A shift in the loan mix where a drop in Wholesale Loans was partially offset by growth in Retail Loans, leading to a 4.6% increase in structural loan income QoQ. Investment income also contributed positively (although to a lesser extent) with growth of 9.4% via renewals at higher interest rates. The combination of mix and pricing effects led the implicit rates for IEAs in LC to rise from 10.0% at the end of the first quarter to 10.5% at the end of 2Q23 and led income to rise 4.7%, despite the fact that average IEAs in LC remained stable.

Average funding in LC registered a moderate decline of 0.4%, which reflects a drop in Deposits and Due to banks and correspondents. This was partially offset by growth in funding with BCRP instruments, which registered an uptick in repo positions that compensated for expirations in Reactiva repos. The funding cost in LC rose from 2.9% in 1Q23 to 3.4% in 2Q23, which reflects growth in the share of time deposits within total funding and an uptick in the funding cost with repos. In this context, interest expenses rose 16.6%.

Dynamics in Foreign currency (ME)

Net Interest Income in FC rose 6.9% due to the following dynamics:

Average IEA in FC fell 1.8%, which was driven primarily by a drop in loans and to a lesser extent, by a reduction in the volume of Available funds and equivalents. The decrease in the exchange rate registered in the first quarter contributed to a drop in IEA. Notwithstanding income from loans was fueled by a positive mix effect, which led to an increase in implicit rates. In this context, yields on IEA in FC rose from 5.3% in 1Q23 to 5.7% in 2Q23. The aforementioned let interest income in FC to rise 3.9%.

Average funding in FC fell 1.7% due to a reduction in balances for Bonds and Notes Issued (-11.4%) and deposits (-1.8%), which was partially offset by growth in funding with BCRP and banks (+17.2%). In this context, the average funding cost rose slightly from 2.3% to 2.4%, fueled almost entirely by growth in the cost of deposits (mix and price effect) and by the fact that other sources of funding reported reductions in their implicit rates. Interest expenses rose marginally (+0.2%).

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

04. Net Interest Income (NII)

YoY Analysis

YoY, Net interest income rose 21.512.7% in a context marked by a drop in average IEAs in LC.

Dynamics in Local Currency (LC)

Net Interest Income in LC rose 9.8% YoY due to the following dynamics:

Average IEA in LC dropped 3.5% due to a reduction in loan volumes, where the 6.5% increase in structural loans was insufficient to offset the impact of Reactiva amortizations. The IEA yield rose from 8.2% to 10.5% (218bps), triggered by the fact that the Reactiva balance contracted while structural loans reported higher growth in year-over-year terms. Investment positions were renewed at higher rates during the period, which also contributed, albeit to a lesser extent, to the increase in yield. In this context, interest income from IEA rose 21.7%.

Average funding in LC dropped 3.7% due to a reduction in BCRP repo balances, which reflects amortizations of Reactiva loans. This decrease was offset by growth in Time deposits. The loan mix registered a YoY variation that led the funding cost to rise from 1.8% in 2Q22 to 3.4% in 2Q23. In this context, interest expenses in LC increased 75.0%.

Dynamics in Foreign Currency (FC)

Net Interest Income in FC rose 85.6%, driven by the following dynamics:

Average IEA in FC rose 2.7%, fueled primarily by growth in Available funds (+8.2%) and secondarily by an uptick in loans (+2.7%). The uptick in Available funds was monetized through BCP deposits, which, in a context of higher rates, contributed to increasing the IEA yield. Loan growth, in turn, was concentrated in higher-yield segments. In this context, the IEA yield rose from 3.3% in 2Q22 to 5.7% in 2Q23 while interest income increased 75.4%.

Average funding in LC contracted 2.3%, which was primarily due to a drop in deposit balances (-5.1%) and secondarily to a decrease in Bonds and Notes Issued (-14.1%), which fell due to the expiration of an issuance. It is important to note that the reduction in deposits was concentrated in low-cost deposits (Demand and Savings) while Time deposits registered an increase in their share of total deposits. In this context, the average funding cost rose from 1.3% in 2Q22 to 2.4% in 2Q23. Interest expenses, in turn, rose 63.6%.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

05	Provisions

Structural provisions remain at historically high levels in Consumer Loans and Credit Cards at BCP, as well as at Mibanco due to the impacts of the recessive macroeconomic context where high inflation, lower domestic demand and high interest rates weighed heavily. At BCP, the most affected portion of the portfolio corresponds to vulnerable subsegments, which report higher leverage system wide and less job stability; while at Mibanco deterioration was most significant for loans impacted by the adverse events in the first quarter. SMEs, in turn, drove QoQ growth after higher-risk and high-yield subsegments registered a decrease in payment capacity.

In the aforementioned context, the Structural Cost of Risk (CdR) increased 23bps QoQ and stood at 2.32% in 2Q23.

Provisions and the Cost of Risk (CdR) (1) of the Structural Portfolio

Structural Loan Portfolio Provisions	Quarter			% change		As of		% change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Gross provision for credit losses on loan portfolio	(440,467)	(799,129)	(882,156)	10.4%	100.3%	(795,020)	(1,681,285)	111.5%
Recoveries of written-off loans	83,745	75,109	81,872	9.0%	-2.2%	176,836	156,981	-11.2%
Provision for credit losses on loan portfolio, net of recoveries	(356,722)	(724,020)	(800,284)	10.5%	124.3%	(618,184)	(1,524,304)	146.6%
Structural Cost of risk (2)	1.05%	2.09%	2.32%	23 bps	127 bps	0.91%	2.21%	130 bps
(1)	Provision for credit losses on loan portfolio, net of annualized recoveries / Total loans.
(2)	The Cost of structural risk excludes Provisions for credit losses for the loan portfolio, net of recoveries and Placements of the government programs (PG) Reactiva Perú and FAE.

Structural provisions remain at historic peak (excluding the outlier expense reported during the pandemic) in Retail Banking and at Mibanco where clients have been severely impacted by an adverse macroeconomic environment marked by a drop internal demand, high inflation and historically high interest rates. At BCP, Consumer Loans and Credit Cards, were the most impacted, particularly via vulnerable subsegments which are highly leveraged at the system level and experience instability on the employment front. In the case of Mibanco, clients have begun to register further deterioration due to adverse events in 1Q23.

Pyme led growth of the QoQ provisions expense, via a deterioration in payment behavior in higher-risk and lower-ticket (< S/90 thousand) subsegments. This increase was partially offset by the slight reduction in Mibanco’s provisions due to methodological improvements implemented to better reflect payment behavior.

The evolution of provisions and a drop in loan volume led the structural CdR increased 23bps, standing at 2.32%.

YoY and YTD, provisions presented growth over an low base after pre-pandemic parameters on provision models were reinstituted in 2022. Growth in provisions was driven by:

●	Consumer and Credit Card, due to the impact of the macroeconomic environment on the most vulnerable subsegments (describe in the QoQ evolution).
●	SME-Pyme, due to the same factors that drove the QoQ evolution and to an increase in the leverage reported in the system for higher-risk sub-segments.
●	Mibanco, driven by a deterioration in payment behavior of clients who had benefitted from reprogrammed loans in 1Q23 and by new macroeconomic projections that indicate challenges down the road.

Structural Cost of Risk by Subsidiary

The evolution of provisions led the structural CdR to increase YoY and YTD 127bps and 130bps, respectively.

An adverse macroeconomic scenario and the impact we have observed on all of our clients payment behavior led us to refine our process to segment clients by risk profile. We have also reviewed the risk appetite for the Individuals (consumer loans and credit cards), SMEs and Mibanco segments and are implementing more restrictive origination policies. Mibanco began this restrictive process in May 2022; while BCP rolled-out gradual restrictions throughout the first half of this year.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

05. Provisions

Provisions and CofR of Government Loans (PG)

GP Loan Portfolio Provisions	Quarter			% change		As of		% change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23/ 1H22
Gross provision for credit losses on loan portfolio	(6,569)	(2,978)	(3,967)	33.2%	n.a.	(2,697)	(6,945)	157.5%
Recoveries of written-off loans	-	-	-	-	-	-	-	-
Provision for credit losses on loan portfolio, net of recoveries	(6,569)	(2,978)	(3,967)	33.2%	n.a.	(2,697)	(6,945)	157.5%
GP Cost of risk (1)	0.18%	0.18%	0.32%	14 bps	14 bps	0.02%	0.14%	12 bps
(1)	PG Cost of risk includes the Provisions for credit losses for the loan portfolio, net of recoveries and placements of the Reactiva Perú and FAE government programs.

GP provisions rose slightly QoQ, YoY and YTD given that honoring process to execute State guarantees are still underway.

The GP provisions balance represents 1.67% of Credicorp’s total provisions balance. This relatively low balance reflects the fact that ample State guarantees are in place for these loans and cover 80% to 98% of the loan amount. For more information, see 1.2 Portfolio Quality-Non-performing GP Loan Portfolio.

Provisions and CofR of Total Loans

Loan Portfolio Provisions	Quarter			% change		As of		% change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Gross provision for credit losses on loan portfolio	(447,036)	(802,107)	(886,123)	10.5%	98.2%	(797,717)	(1,688,230)	111.6%
Recoveries of written-off loans	83,745	75,109	81,872	9.0%	-2.2%	176,836	156,981	-11.2%
Provision for credit losses on loan portfolio, net of recoveries	(363,291)	(726,998)	(804,251)	10.6%	121.4%	(620,881)	(1,531,249)	146.6%
Cost of risk (1)	0.97%	2.00%	2.25%	25 bps	128 bps	0.83%	2.14%	131 bps
(1)	Provision for credit losses on loan portfolio, net of annualized recoveries / Total loans.

The CofR for the complete portfolio, which is comprised of structural loans and GP loans, reported growth of 25bps QoQ, 128bps YoY and 131 bps YTD in line with an uptick in structural provisions.

QoQ Cost of Risk Evolution	YoY Cost of Risk Evolution

(1) Otros incluye BCP Bolivia, Mibanco Colombia, ASB y eliminaciones.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

06	Other Income

When analyzing other core income results (fee income + gains on FX transactions) it is important to note that both lines have been affected by our strategy at BCP Bolivia, where we have implemented a new fee framework for international transfers in response to a drop in the availability of foreign currency. On a QoQ basis, excluding this strategy, Other Core Income increased 3.2% via an uptick in transactions while the result for FX transactions remained flat. YoY and YTD, fee income contracted 2.3% after the fee level for the Pensions business dropped and inter-city fees were eliminated at BCP Perú.

Other Non-core Income rose QoQ, YoY and YTD, which primarily reflected two impacts: the recognition of fees from previous periods, and the sale of a delinquent portfolio in Wholesale Banking at BCP Perú.

6.1 Other Core Income

Other Core Income	Quarter			% Change		As of		% Change
(S/ 000)	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23/ 1H22
Fee income	920,950	881,781	960,550	8.9%	4.3%	1,812,578	1,842,331	1.6%
Net gain on foreign exchange transactions	269,059	248,515	210,944	-15.1%	-21.6%	528,769	459,459	-13.1%
Total other income Core	1,190,009	1,130,296	1,171,494	3.6%	-1.6%	2,341,347	2,301,790	-1.7%

The banking business in Bolivia implemented a strategy to attenuate the impact of the Bolivian Central Bank’s decision to restrict purchases of US dollars in 1Q23. To mitigate the impact of these limitations, BCP Bolivia adjusted its fee framework for foreign transfers, which led to a subsequent increase in Fee income. Thanks to this strategy, Other Core Income at BCP Bolivia rose S/ 6 MM, S/ 8.2 MM and S/ 13 MM QoQ, YoY and YTD, respectively.

QoQ, Other Core Income rose 3.6%. This evolution was driven by 8.9% growth in fees and by a 15.1% drop in the Net gain on FX transactions.

If we exclude BCP Bolivia strategy, growth in Other Core Income stands at 3.2%, driven by:

○	Growth of 4.1% in Fee income, primarily driven by BCP Peru; we will provide further details in the section on fees for banking services section.
○	A relatively flat Net gain on FX transactions (0.3%), where the minimal upward variation was driven primarily by BCP Peru.

YoY, a -1.6% drop was registered in Other Core Income. This decline was triggered by a -21.6% decrease in FX transactions and offset by 4.3% growth in fee income.

If we exclude BCP Bolivia, Other Core Income falls -2.3%, which reflects:

○	A -3.3% drop in fee income, which was primarily attributable to a regulatory change that eliminated mixed commissions at Prima AFP as of 2Q23 and to a drop in liability and transactional accounts, which will be discussed in the section on banking fees.
○	The aforementioned was partially offset by the FX business at BCP Peru and Credicorp Capital, which registered growth of 1.3% due to exchange rate volatility.

YTD, Other Core Income dropped -1.7%. This evolution was driven by a -13.1% reduction in FX transactions and by 1.6% growth in fee income.

If we exclude BCP Bolivia, Other Core Income decreases -2.3%. This reduction was triggered by:

○	A -3.6% decrease in fee income, which was primarily driven by a reduction in total fees in the capital markets and asset management businesses and by the same dynamics outlined in the YoY analysis.
○	The aforementioned was partially offset by the FX business, which reported growth of 2.2%, propelled by the same dynamics as those seen YoY.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

06. Other Income

Fee Income from the banking business

Composition of fee income in the banking business1

Banking Business Fees	Quarter			% Change		As of		% Change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23/ 1H23
Payments and transactionals (2)	304,950	325,973	344,632	5.72%	13.01%	595,147	670,605	12.68%
Liability accounts (3)	234,038	177,971	182,018	2.27%	-22.23%	451,994	359,989	-20.36%
Loan Disbursement (4)	91,957	95,201	91,599	-3.78%	-0.39%	182,533	186,800	2.34%
Off-balance sheet	59,304	61,654	57,154	-7.30%	-3.63%	119,674	118,808	-0.72%
Mibanco (Peru and Colombia)	45,000	46,839	52,432	11.94%	16.52%	78,276	99,271	26.82%
Insurances	28,823	31,102	30,540	-1.81%	5.96%	59,126	61,642	4.26%
BCP Bolivia	25,468	50,134	95,027	89.55%	273.13%	52,868	145,161	174.57%
Wealth Management and Corporate Finance	18,126	15,254	16,878	10.65%	-6.89%	36,911	32,132	-12.95%
ASB	7,546	9,786	8,531	-12.83%	13.06%	19,826	18,318	-7.61%
Others (5)	-42	-3,501	8,524	n.a	n.a	4,554	5,023	10.30%
Total	815,170	810,414	887,335	9.49%	8.85%	1,600,909	1,697,749	6.05%

(1) Management Figures

(2) Corresponds to fees from: credit and debit cards; payments and collections.

(3) Corresponds to fees from: Account maintenance, interbank transfers, national money orders y international transfers.

(4) Corresponds to fees from retail and wholesale loan disbursements.

(5) Use of third-party network, other services to third parties and Commissions in foreign branches.

If we extract banking fees of BCP Bolivia’s results from total results for banking business fees, we find that:

Fees for banking services rose QoQ, YoY and YTD, driven primarily by:

○	Payment and Transactional, via growth in transactions and on-going migration to digital channels and POS which, unlike cash, generate fee income. The consumption volume through debit and credit cards rose QoQ 1.98% and 3.01% respectively YoY; 17.15% an 18.51% respectively; and YTD 18.26% and 22.76% respectively.
○	Others, due to a drop in fees paid to third-parties.
○	Mibanco, which registered an uptick in sales of insurance for banking products.

YoY and YTD, the aforementioned was partially offset by the elimination of inter-city fees in the liability accounts, which began in 4Q22 and was completed in 1Q23.

6.2 Other Non-Core income

Non-core Other income	Quarter			% change		As of		% change
(S/ 000)	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Net gain on securities	(94,179)	70,036	68,603	-2.0%	n.a	(151,045)	138,639	n.a
Net gain from associates (1)	29,219	27,212	23,689	-12.9%	-18.9%	41,787	50,901	21.8%
Net gain on derivatives held for trading	12,304	(6,570)	16,671	n.a	35.5%	6,322	10,101	59.8%
Net gain from exchange differences	(18,441)	22,963	2,996	-87.0%	n.a	(26,804)	25,959	n.a
Other non-financial income	78,681	89,338	150,333	68.3%	91.1%	225,384	239,671	6.3%
Total other income Non-Core	7,584	202,979	262,292	29.2%	3358.5%	95,644	465,271	386.5%

(1) Includes gains on other investments, which are mainly attributable to the Banmedica result.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

06. Other Income

QoQ Other Non-Core Income Evolution (Thousands of soles)	YoY Other Non-Core Income Evolution (Thousands of soles)

(1)	Other includes: Grupo Crédito, Credicorp Individual, eliminations and others.

QoQ, Other Non-Core Income rose, driven primarily by:

●	Universal Banking, due to:

○	The recognition of fees from previous periods.
○	The sale of a delinquent portfolio in the energy sector in Wholesale Banking.
○	Growth in income in the derivatives line, which reflects derivatives trading to take advantage of market opportunities.
○	This was partially offset by a drop in the Net gain on securities, which reflects a strategy to manage the balance sheet to prepare for new rate scenarios.

YoY and YTD, Other Non-Core income rose, driven mainly by:

●	Universal Banking, fueled by the same dynamics as those seen QoQ.
●	Investment Banking and Wealth Management, which reaped positive results through trading strategies at Credicorp Capital Colombia and ASB in a context marked by rate curve variations and volatility.
●	Others, due to growth in the market value of investments held by Credicorp Stand-Alone.
●	Insurance and Pensions, due to growth in the Net gain on investments.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

07	Insurance Underwriting Results

The insurance underwriting result rose 0.1% QoQ due to an improvement in the results for P&C. This evolution was mitigated by lower results in Life. P&C’s result rose due to the favorable evolution of P&C Risks and Medical Assistance. The aforementioned was attenuated by the results registered in Life, which reported lower results in Individual Life and Group Life; and was partially offset by uptick in the results posted by Pensions.

YoY and YTD, results rose 52.7% and 47.9% respectively, driven by the Life businesses and by Pensions, Group Life and Credit Life in particular. The drop registered in P&C was attributable to lower results in P&C risks and Cars.

Insurance Underwriting Result		Quarter			Change %		As of		Change %
S/ 000		2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun23 / Jun22
Total	Income from Insurance Services	844.2	956.6	957.7	0.1%	13.4%	1689.3	1914.3	13.3%
	Expenses for Insurance Services	(513.6)	(545.2)	(550.4)	1.0%	7.2%	(1044.4)	(1095.6)	4.9%
	Reinsurance Results	(136.4)	(115.1)	(110.7)	-3.8%	-18.8%	(244.0)	(225.8)	-7.4%
	Insurance Undewrwriting Result	194.2	296.3	296.6	0.1%	52.7%	400.9	592.9	47.9%
P&C	Income from Insurance Services	420.2	413.9	430.1	3.9%	2.3%	825.7	844.0	2.2%
	Expenses for Insurance Services	(212.6)	(286.1)	(274.1)	-4.2%	28.9%	(457.1)	(560.2)	22.6%
	Reinsurance Results	(133.5)	(83.9)	(81.1)	-3.4%	-39.3%	(245.3)	(165.0)	-32.7%
	Insurance Undewrwriting Result	74.1	43.9	74.9	70.5%	1.0%	123.3	118.8	-3.6%
Life	Income from Insurance Services	411.5	521.9	500.1	-4.2%	21.5%	830.3	1022.0	23.1%
	Expenses for Insurance Services	(306.0)	(257.3)	(270.7)	5.2%	-11.5%	(584.4)	(527.9)	-9.7%
	Reinsurance Results	0.2	(27.2)	(24.0)	-11.8%	n.a	7.1	(51.1)	-819.2%
	Insurance Undewrwriting Result	105.7	237.4	205.5	-13.5%	94.5%	253.0	442.9	75.1%
Crediseguros	Income from Insurance Services	16.9	20.9	27.5	31.9%	63.1%	33.2	48.4	45.6%
	Expenses for Insurance Services	0.6	(1.9)	(5.6)	203.6%	-1000.2%	(2.9)	(7.5)	156.8%
	Reinsurance Results	(3.1)	(4.0)	(5.7)	42.0%	83.9%	(5.7)	(9.2)	60.3%
	Insurance Undewrwriting Result	14.4	15.0	16.2	8.0%	12.5%	24.6	31.7	29.0%

In the QoQ analysis, the Insurance Underwriting result rose 0.1% due to an uptick in income from insurance contracts via the P & C business. This increase was attenuated by growth in expenses for insurance services through Life and Crediseguros.

In the YoY and YTD analysis, the Insurance Underwriting Result increased 52.7% and 47.9% respectively. This expansion was driven by an uptick in income and a drop in expenses for insurance services in the Life Business (+21.5% and -11.5% respectively) and by an improvement in the Reinsurance result in the P & C business (-39.3%). The aforementioned was partially offset by an increase in expenses for insurance services via P & C (+28.9%).

P & C

Income from Insurance Services	Expenses for Insurance Services

1 This quarter we have reclassified most of our Personal Accidents insurance products from the Life business to the P&C business (accounted for using the PAA methodology). The remaining portion in the Life business (BBA and VFA methodology) is negligible.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

07. Insurance Underwriting Results

QoQ, the Insurance Underwriting Result rose 70.5% via the following dynamics:

●	Income from insurance services increased 3.9%, driven primarily by the fact that fewer reserves with set aside for Current Risks, in line with a drop in production in P & C Risks and Cars.
●	Expenses for insurance services fell 4.2%, pushed downward by a decrease in claims in the Medical Assistance and Personal Accident lines.
●	The reinsurance results improved 3.4% due to a decrease in the ceded premium volume and an uptick in claims recovered from the reinsurer in P & C; the aforementioned was mitigated by the impact of Cyclone Yaku.

YoY, the Underwriting Insurance Result rose 1.0% (-3.6% YTD) due to the following dynamics:

●	Income from insurance services rose 2.3% and 2.2% (YoY and YTD respectively), fueled primarily by growth in total premiums in Cars and P & C Risks.
●	Expenses for insurance services rose 29% and 23% (YoY and YTD respectively) due to: (i) P & C Risks, through the card protection product, which registered higher levels of unrecognized internet purchases and via an uptick in cases in the fire line due to the impacts of Cyclone Yaku; and (ii) Cars, due to an increase in the frequency of cases, which was mitigated by Medical Assistance, which registered a decrease in IBNR COVID-19 reserves.
●	The reinsurance results improved 39.3% due to the evolution of P & C Risks, which reported an uptick in claims recovered from the reinsurer; the aforementioned was mitigated by the impact of Cyclone Yaku.

Life Insurance

Income from Insurance Services	Expenses for Insurance Services

QoQ, the Insurance Underwriting Result dropped 13.5% due to the following dynamics:

●	Income from insurance services fell 4.2% due to seasonal effects: i) a drop in income through Group Life via Obligatory Insurance for High-Risk Occupations (SCTR) given that in 1Q23, income reflected the impact of statutory job bonuses and seasonal renewals and ii) a decrease in collections through SISCO VI(2).
●	Expenses for insurance services rose 5.2%, mainly through (i) Individual Life, driven by an uptick in claims, redemptions and expenses attributable to (ii) Credit Life, due to an increase in claims. The aforementioned was mitigated by the evolution of the Pensions line, which registered a decrease in claims.
●	The reinsurance results improved 11.8% due to growth in claims recovered from the reinsurer in Credit Life and Group Life.

YoY and YTD, the Insurance Underwriting Result rose 94.5% and 75.1% respectively due to the following dynamics:

●	Income from insurance services rose 21.5% and 23.1% respectively. These upticks were primarily driven by the Pension line, which benefitted from higher insurance premium rates and the fact that the Company was awarded a larger portion of the SISCO VI contract than that registered through SISCO V; Credit Life, which was mainly fueled by an uptick in total premiums through BCP and the Banco de la Nacion due to rate adjustments and growth in volumes; Group Life, through Obligatory Insurance for High Risk Occupations (SCTR) due to growth in renewals and to rate adjustments in mining and fishing.

(2) Public bidding process product of which the insurance companies that will collectively manage the risks of disability, survival and burial of Pension affiliates are selected for the period 2023.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

07. Insurance Underwriting Results

●	Expenses for insurance services fell 11.5% YoY and 9.7% YTD, which was driven primarily by Pensions, Credit Life and Group Life via an uptick in claims versus periods affected by Covid-19.
●	The reinsurance result deteriorated primarily via the Pensions line, which reflects an increase in ceded premiums via the new SISCO VI contract (growth in market share and higher percentage of cession).

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

08	Operating Expenses

Operating expenses rose 11.2 % YTD, driven primarily by core businesses at BCP and disruptive initiatives at the Credicorp level. At BCP, core businesses expenses increased via an uptick in Information Technology (IT) expenses related to cloud usage, licenses, cybersecurity, and new IT specialized personnel hired, as well as Advertising and Loyalty Programs. These increases were partially offset by a non-recurrent tax expense reversal. Expenses for disruptive initiatives at Credicorp increased 70%, to ensure market leadership in the long-term. If we exclude disruptive expenses, the YTD variation in Operating expenses stands at 7.6%.

Total operating expenses1

Operating expenses	Quarter			% change		As of		% change
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Salaries and employees benefits	942,159	1,029,558	1,054,735	2.4%	11.9%	1,881,677	2,084,293	10.8%
Administrative, general and tax expenses	819,100	835,060	871,047	4.3%	6.3%	1,515,165	1,706,107	12.6%
Depreciation and amortization	156,891	161,079	160,548	-0.3%	2.3%	308,785	321,627	4.2%
Association in participation	10,329	12,612	16,742	32.7%	62.1%	18,020	29,354	62.9%
Operating expenses	1,928,479	2,038,309	2,103,072	3.2%	9.1%	3,723,647	4,141,381	11.2%

(1) Due to the application of IFRS 17, which impacts reporting for Insurance contracts, Operating Expenses have been restated and as such, differ with regard to calculations in previous reports. For more details, review annex 12.1.8.

The analysis of expenses will focus on movements at the YTD level to eliminate impact of seasonal effects between quarters.

Operating expenses continue to trend upward due to:

●	Growth in Salaries and Employee Benefits was driven primarily by an uptick in expenses to hire specialized personnel for disruptive projects and IT.

●	An increase Administrative and General Expenses and Taxes, which was mainly fueled by BCP through IT expenses for the transformation strategy, marketing expenses, loyalty programs and disruptive expenses at the Credicorp level. The aforementioned was partially offset by a tax reversal.

Growth in Operating expenses YTD stood at 11.2%. If we exclude disruption expenses, Operating Expenses stands at 7.6% YTD.

Administrative and general expenses and taxes

Administrative general, and tax expenses	Quarter			% change		As of		% change
S/000	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
IT expenses and IT third-party services	207,929	240,932	256,348	6.4%	23.3%	437,009	497,280	13.8%
Advertising and customer loyalty programs	156,049	135,767	174,021	28.2%	11.5%	266,782	309,788	16.1%
Taxes and contributions	72,982	85,073	20,557	-75.8%	-71.8%	152,573	105,630	-30.8%
Audit Services, Consulting and professional fees	69,239	51,878	67,017	29.2%	-3.2%	123,172	118,895	-3.5%
Transport and communications	48,899	51,036	57,437	12.5%	17.5%	89,935	108,473	20.6%
Repair and maintenance	39,173	25,790	37,555	45.6%	-4.1%	70,771	63,345	-10.5%
Agents’ Fees	26,091	26,152	27,747	6.1%	6.3%	53,109	53,899	1.5%
Services by third-party	18,621	27,511	27,661	0.5%	48.5%	52,202	55,172	5.7%
Leases of low value and short-term	22,610	25,116	25,282	0.7%	11.8%	43,541	50,398	15.7%
Miscellaneous supplies	20,656	32,993	27,837	-15.6%	34.8%	39,734	60,830	53.1%
Security and protection	15,798	15,789	16,004	1.4%	1.3%	31,274	31,793	1.7%
Subscriptions and quotes	14,877	13,086	16,024	22.5%	7.7%	29,405	29,110	-1.0%
Electricity and water	13,426	11,497	14,954	30.1%	11.4%	24,244	26,451	9.1%
Electronic processing	8,208	8,730	9,791	12.2%	19.3%	15,901	18,521	16.5%
Insurance	6,550	8,750	5,022	-42.6%	-23.3%	13,804	13,772	-0.2%
Cleaning	5,203	5,162	5,463	5.8%	5.0%	9,709	10,625	9.4%
Others (1)	72,789	69,798	82,326	17.9%	13.1%	122,309	152,124	24.4%
Total	819,100	835,060	871,046	4.3%	6.3%	1,515,165	1,706,106	12.6%

(1) Others consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policy expenses, subscription expenses and commission expenses.

General and administrative expenses rose 12.6% YTD in the first half of 2023, driven primarily by expenses for IT, marketing, loyalty programs and others, mainly via BCP and disruptive initiatives.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

08. Operating Expenses

Operating Expenses of Core Businesses and Disruption (1)

Operating Expenses S/ (000)	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Core Business BCP	1,124,617	1,150,502	1,195,522	3.9%	6.3%	2,164,203	2,346,024	8.4%
Core Business Mibanco	284,647	297,780	300,220	0.8%	5.5%	566,900	598,000	5.5%
Core Business Pacifico	61,945	64,268	72,708	13.1%	17.4%	120,714	136,976	13.5%
Disruption (3)	130,807	185,195	186,994	1.0%	43.0%	219,490	372,189	69.6%
Others (2)	326,465	340,564	347,627	2.1%	6.5%	652,339	688,192	5.5%
Total	1,928,480	2,038,309	2,103,072	3.2%	9.1%	3,723,647	4,141,381	11.2%

(1) Management figures

(2) Include Credicorp Capital, ASB, Prima, BCP Bolivia, Mibanco Colombia and other entities within the Group.

(3) Includes disruptive initiatives at the subsidiaries and Krealo

The core business at BCP and our disruptive initiatives were responsible for 44% and 37% respectively of the 11.2% increase in operating expenses at Credicorp.

In the case of Core business at BCP, YTD growth of 8.4 % was driven by technology expenses and other components of Core Expenses (excluding technology expenses):

●	Technology (IT)

●	In line with an uptick in monetary and non-monetary transactions of the most digitalized clients, expenses for the use of the bank’s cloud servers rose.

●	Additionally, an uptick was recorded in the use of IT applications, data center, licenses and other software to bolster capacity and improve cybersecurity.

●	More specialized personnel with digital capacities were hired, which also increased the average salary level.

●	Marketing Expenses in the Core business

●	Increase in advertising expenses to boost deposits and digital sales;

●	Growth in expenses for the Loyalty Program; this was fueled by a recovery in the level of miles consumed, which rose due to an uptick in the use of credit and debit cards at establishments. Billing evolved favorably for debit and credit cards, registering upticks of 18.2% and 22.8% respectively YTD;

●	This growth was partially offset by a tax reversal associated with a non-domiciled supplier.

Growth in disruptive expenses stood at 69.6% YTD and represented 9.0% OPEX at the YTD level as of June 2023. These expenses were attributable to investment in improvements of different functionalities and to an increase in expenses for specialized personnel to steer initiatives such as Yape, IO, Culqui, Tenpo, among others, which are geared to strengthen our leadership long-term.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

09	Operating Efficiency

The efficiency ratio improved 310 bps YTD. This evolution reflected an uptick in core income, which was driven by growth in net interest income at BCP and by adept pricing management in a context of rising rates. If we exclude disruption expenses, the efficiency ratio stands at 40.4%.

Operating efficiency	Quarter			% change		As of		% change

S/000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	Jun 23 / Jun 22
Operating expenses (1)	1,928,479	2,038,309	2,103,072	3.2%	9.1%	3,723,648	4,141,381	11.2%
Operating income (2)	4,044,394	4,602,331	4,715,570	2.5%	16.6%	7,843,775	9,317,901	18.8%
Efficiency ratio (3)	47.7%	44.3%	44.6%	30 pbs	-310 pbs	47.5%	44.4%(4)	-310 pbs

Due to the application of IFRS 17, which impacts reporting for Insurance contracts, Operating Income has been restated and as such, differs with regard calculations in previous reports. For more details, review annex 12.1.8

(1) Operating expenses = Salaries and employees benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

(2) Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net Insurance Underwriting Results

(3) Operating expenses / Operating income (under IFRS 17)

(4) Excluding the non-recurring expense reversal, the efficiency ratio stands at 45.1%

Efficiency ratio by Subsidiary

IFRS 17	BCP Stand-alone	BCP Bolivia	Mibanco Peru	Mibanco Colombia	ASB	Credicorp Capital	Pacifico	Prima AFP	Credicorp
2Q22	41.5%	58.0%	50.4%	75.8%	42.3%	102.7%	33.9%	52.6%	47.7%
1Q23	36.8%	60.2%	54.1%	93.2%	34.8%	131.4%	21.7%	49.6%	44.3%
2Q23	37.3%	60.7%	52.4%	88.8%	34.5%	137.6%	28.4%	49.8%	44.6%
Var. QoQ	50 bps	50 bps	-170 bps	-440 bps	-30 bps	620 bps	670 bps	20 bps	30 bps
Var. YoY	-420 bps	270 bps	200 bps	1300 bps	-780 bps	3490 bps	-550 bps	-280 bps	-310 bps

Jun 22	41.1%	58.9%	51.6%	77.3%	39.0%	102.3%	32.9%	53.5%	47.5%
Jun 23	37.1%	60.5%	53.2%	91.0%	34.7%	134.5%	24.8%	49.7%	44.4%
% change Jun 23 / Jun 22	-400 bps	160 bps	160 bps	1370 bps	-430 bps	3220 bps	-810 bps	-380 bps	-310 bps

This analysis is based on movements at the YTD level to eliminate the impact of seasonality between periods.

The efficiency ratio improved, driven primarily by growth in core income at BCP Stand-alone and by growth of Insurance Underwriting Results at Pacifico.

Additionally, if we exclude disruptive initiatives at Credicorp, the YTD efficiency ratio at the end of June 2023 would be 40.4.%.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

10	Regulatory Capital

Credicorp’s Regulatory Capital stood 1.46 times above the minimum requirement required by the regulatory entity.

The IFRS CET1 Ratio at BCP Stand-alone rose 123 bps YoY to stand at 12.8%. An uptick in the balance of Retained Earnings (+38.1%), coupled with a drop in Unrealized Losses (-74.9%) drove this dynamic.

The IFRS CET1 Ratio at Mibanco increased 157 bps YoY to stand at 16.6%. Growth in Capital and Reserves (+27.2%) and a drop in Unrealized Losses (-55.5%) fueled this evolution.

10.1 Credicorp’s Regulatory Capital

Credicorp’s Regulatory Capital Ratio stood 1.46 times above the figure required by the regulatory entity at the end of 2Q23. In the QoQ analysis, the ratio rose 3 bps. Growth was driven by an uptick in regulatory capital through growth in the volume of discretionary reserves.

In the YoY analysis, the Regulatory Capital Ratio dropped 10 bps. This evolution was driven by an uptick in the capital requirement for both BCP Stand-alone and Mibanco. The increase in the capital requirement was partially offset by growth in the balance of Discretionary and Restricted Reserves.

Figures in millions S/.

Analysis of capital at the Subsidiaries

Under the current local regulations, which has been in effect since January 2023, three regulatory ratios exist: Common Equity Tier 1 (CET 1), Tier 1 Capital and Global Capital. For all effective purposes, Tier 1 Capital is equal to CET 1 Ratio in Credicorp’s case given that we possess no subordinated Tier 1 debt. Additionally, as has been our practice over the last few years, for management purposes, we use the IFRS CET 1 ratio, which differs slightly from regulatory CET 1 (calculated under local accounting); these differences are primarily driven by Provisions and Unrealized Loss accounts. Given the aforementioned, our analysis focuses solely on IFRS CET 1.

10.2 Analysis of Capital at BCP Stand-alone

At the end of 2Q23, IFRS CET 1 at BCP Stand-alone registered an increase of 87 bps QoQ and stood at 12.79% at the end of 2Q23. This was attributable to (i) an uptick in the balance of Retained Earnings and (ii) a reduction in the balance of Unrealized Losses, in line with a drop in sovereign rates. The RWA level registered no significant variations this quarter despite a reduction in the loan volume. YoY, IFRS CET 1 rose 123 bps, driven by the same dynamics outlined in the QoQ analysis.

Finally, under the parameters of current local regulations, the Global Capital Ratio at BCP Stand-alone stood at 17.2% (+75 bps QoQ). The uptick in this ratio was generated by the same drivers at those that drove the evolution of IFRS CET 1.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

10. Regulatory Capital

10.3 Analysis of Capital at Mibanco

At the end of 2Q23, the IFRS CET 1 ratio increased 21 bps QoQ. This evolution was spurred by growth in Retained Earning and to a reduction in the balance for Unrealized Losses. The aforementioned was partially offset by an increase in RWAs, which was driven by credit-risk weighted assets and operational risk weighted assets. YoY, this ratio rose 157 bps due to growth in Capital and Reserves.

Under current local regulation, Mibanco’s Global Capital ratio stood at 18.8% (+2 bps QoQ). This variation was driven by the same dynamics as those seen for IFRS CET 1.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

11	Economic Outlook

In 2Q23, the Peruvian economy would have contracted slightly YoY (1Q23 -0.4% YoY) affected by the impact of the “El Niño Costero” phenomenon and unfavorable weather conditions that caused negative growth rates in the primary sectors. The growth of the mining sector, mainly due to Quellaveco’s copper production and the recovery of production at Las Bambas, offset part of this drop.

The annual inflation rate closed the quarter at 6.5% YoY, after standing above or close to 8.0% for 14 consecutive months. On the other hand, it is estimated that real GDP will grow 1.0% this year.

Using as source the BCRP, the exchange rate closed at USDPEN 3.626 in 2Q23, which represents an appreciation of 3.6% compared to the end of 1Q23 and 5.1% compared to a year ago.

Peru: Economic Forecast

Peru	2018	2019	2020	2021	2022	2023 (3)
GDP (US$ Millions)	226,919	232,519	205,755	225,803	244,789	268,043
Real GDP (% change)	4.0	2.2	-11.0	13.3	2.7	1.0
GDP per capita (US$)	7,190	7,237	6,306	6,835	7,330	7,933
Domestic demand (% change)	4.1	2.2	-9.8	14.5	2.3	-0.2
Gross fixed investment (as % GDP)	22.4	21.8	19.9	21.6	22.0	20.8
Financial system loan without Reactiva (% change) (1)	10.3	6.4	-4.3	12.6	9.7	2.9
Inflation, end of period(2)	2.2	1.9	2.0	6.4	8.5	4.0
Reference Rate, end of period	2.8	2.3	0.3	2.5	7.5	6.8
Exchange rate, end of period	3.37	3.31	3.62	3.99	3.81	3.65
Exchange rate, (% change)	4.0%	-1.8%	9.3%	10.3%	-4.5%	-4.2%
Fiscal balance (% GDP)	-2.3	-1.6	-8.9	-2.5	-1.6	-2.5
Public Debt (as % GDP)	25.6	26.6	34.6	35.9	34.0	33.7
Trade balance (US$ Millions)	7,201	6,879	8,196	14,927	9,565	13,500
(As % GDP)	3.2%	3.0%	4.0%	6.6%	3.9%	5.0%
Exports	49,066	47,980	42,905	63,151	65,834	65,600
Imports	41,866	41,101	34,709	48,223	56,269	52,100
Current account balance (US$ Millions)	-2,895	-1,680	2,398	-5,179	-10,644	-5,300
Current account balance (As % GDP)	-1.3%	-0.7%	1.2%	-2.3%	-4.3%	-2.0%
Net international reserves (US$ Millions)	60,121	68,316	74,707	78,495	71,883	74,000
(As % GDP)	26.5%	29.4%	36.3%	34.8%	29.4%	27.6%
(As months of imports)	17	20	26	20	15	17

Sources: INEI, BCRP y SBS.

(1) Financial System, Current Exchange Rate

(2) Inflation target: 1% - 3%

(3) Grey area indicate estimates by BCP Economic Research as of July 2023

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product

(Annual Variations, % YoY)

Sources: BCRP

Estimate: BCP

In 2Q23, the Peruvian economy is expected to have registered a slight contraction due to the impact of “El Niño Costero” and unfavorable climatic conditions, which led to negative growth rates in the primary sectors (agriculture, fishing and primary manufacturing). The Ministry of Production canceled the first anchovy fishing season in the north-central zone, which marks the first time this campaign has been cancelled since the anchovy quota system was established in 2008. Agricultural activity, in turn, fell 20% YoY in April 2023 (worst monthly contraction since data is available at that frequency) and 13% YoY in May 2023. Growth in the mining sector, which was driven primarily by copper production at Quellaveco’s and the recovery of production at Las Bambas, after last year’s temporary shutdowns, offset part of this drop. According to INEI, the monthly economic activity index grew 0.3% YoY in April and fell 1.4% YoY in May.

In 1H23, the Peruvian economy would have contracted around 0.5% YoY, its worst performance in 22 years, excluding the pandemic, and even lower than what was recorded during the global financial crisis (1st half 2009: +0.8% YoY). For its part, domestic demand would have fallen around 2% YoY in the first half due to the sharp deterioration in private investment (-10% YoY) and the slowdown in private consumption (0.6% YoY). At sectoral level, non-primary GDP fell around 1.5% YoY in the first half, highlighting the contractions of the construction (-9% YoY) and non-primary manufacturing (-8% YoY) sectors. These variations are the worst recorded in the last 22 and 14 years, excluding the pandemic, respectively. On the side of the primary sectors, the poor performance was mitigated by the notable increase of almost 20% YoY in copper production during the first half thanks to Quellaveco and the recovery of production at Las Bambas.

Annual Inflation and Central Bank Reference Rate

(%)

Sources: BCRP and INEI

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

11. Economic Outlook

Inflation measured using the Consumer Price index of Metropolitan Lima closed 2Q23 at 6.5% YoY after remaining above or close to 8.0% YoY for 14 consecutive months (peak 8.8% YoY in June 2022, highest in 26 years). In June 2023, monthly inflation fell for the first time in 15 months (-0.15% MoM), mainly due to a drop in poultry prices. In the same period, core inflation (excluding food and energy) slowed to 4.4% YoY, a 12-month low.

At its July meeting, the Central Reserve Bank of Peru (BCRP) held the monetary policy rate at its all-time high of 7.75% (at that level since January 2023).

Fiscal Balance and Current Account Balance

(% of GDP, Quarter)

The annualized fiscal deficit in the last 12 months to June 2023 rose to 2.6% of GDP. In 2Q23, tax revenues fell 14.2% YoY (lower income tax revenue fell 22.1% YoY), while non-financial spending grew 3.8% YoY (current spending: +3.3% YoY and capex: +5.4% YoY).

In 2Q23, there were no changes to Peru’s sovereign debt credit rating. In January 2023, Moody’s changed the outlook for Peruvian long-term debt in foreign currency to negative from stable (kept the credit rating at Baa1). The decision came after Fitch and Standard & Poor’s changed the outlook to negative in October and December 2022, respectively (both affirmed the credit rating at BBB). In April 2023, Fitch reaffirmed its BBB rating with a negative outlook.

Regarding external accounts, the current account deficit closed 1Q23 at 2.9% of GDP in cumulative terms for the last 4 quarters.

The 12-month accumulated trade balance surplus to May 2023 rose to USD 11.6 billion, which was higher than the USD 10.1 billion registered in March but still far from the historical record of USD 16.1 billion reached in March 2022. In the same period, exports fell 3.2% YoY to USD 64.9 billion, affected by lower prices, which were partially offset by higher volumes. Imports grew 2.9% YoY to USD 53.3 billion.

Terms of trade grew 4.8% YoY in May 2023, which reflected the fact that the reduction registered for import prices (-11.1% YoY) outpaced the drop registered for export prices, which fell 6.8% YoY (due to lower prices for copper, zinc and hydrocarbons). In YTD until May, terms of trade rose 0.9% and stood 10.6% above October 2022 levels (minimum since April 2020).

Exchange Rate

(PEN per USD)

According to BCRP, the exchange rate closed 2Q23 at USDPEN 3.626, an appreciation of 3.6% compared to the end of 1Q23 and 5.1% compared to a year ago. In the same period, Latam main currencies also appreciated compared to the previous quarter due to the weakening of the global dollar. Thus, the Colombian peso appreciated 10.5%, the Brazilian real 5.5% and the Mexican peso 5.1%. The Chilean peso, on the other hand, slightly depreciated (-0.9%).

Net international reserves closed 2Q23 at USD 72.9 billion, relatively stable compared to 1Q23 (USD 72.7 billion).

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

● The occurrence of natural disasters or political or social instability in Peru;

● The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;

● Performance of, and volatility in, financial markets, including Latin-American and other markets;

● The frequency, severity and types of insured loss events;

● Fluctuations in interest rate levels;

● Foreign currency exchange rates, including the Sol/US Dollar exchange rate;

● Deterioration in the quality of our loan portfolio;

● Increasing levels of competition in Peru and other markets in which we operate;

● Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;

● Changes in the policies of central banks and/or foreign governments;

● Effectiveness of our risk management policies and of our operational and security systems;

● Losses associated with counterparty exposures;

● The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and

● Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements. We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12	Appendix

12.1. Implementation of IFRS 17 – Restatement of figures and ratios for 2022	47
12.1.1. Introduction to the new standards IFRS 17	47
12.1.2. Conceptual Framework	47
12.1.3. Recognition of Profit and Loss	47
12.1.4. Valuation Methods	47
12.1.5. Impact on Equity Under IFRS 17	48
12.1.6. Reformulation of Profit and Loss Statement at Pacífico Grupo Asegurador for year 2022	48
12.1.7. Reformulation Credicorp’s Profit and Loss Statement for year 2022	49
12.1.8. Changes in the Methodology to Calculate Financial Indicators and their Reformulation for the year 2022	49
12.1.9. Glossary of Terms Under IFRS 17	52
12.2. Physical Point of contact	52
12.3. Loan Portfolio Quality	53
12.4 Net Interest Income (NII)	58
12.5. Regulatory Capital	59
12.6. Financial Statements and Ratios by Business	63
12.6.1. Credicorp Consolidated	63
12.6.2. Credicorp Stand-alone	65
12.6.3. BCP Consolidated	66
12.6.4. BCP Stand-alone	68
12.6.5. BCP Bolivia	70
12.6.6. Mibanco	71
12.6.7. Prima AFP	72
12.6.8. Grupo Pacifico	74
12.7. Table of calculations	77
12.8. Glossary of terms	78

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.1. Implementation of IFRS 17 – Restatement of figures and ratios for 2022

12.1.1. Introduction to the new standards IFRS 17

IFRS 17 was published in May 2017 as a replacement to IFRS 4 “Insurance Contracts.” The aim of this change is to ensure that consistent measurement criteria are applied to improve transparency and the comparability of Financial Statements. The new standard became effective in January 2023.

The primary objectives of this standard include:

(i)	Improving comparability between insurers at the global level. IFRS 4 allowed entities to use a wide variety of accounting practices with regard to insurance contracts.

(ii)	Adequately reflecting the economic value of insurance contracts. Some previous accounting practices allowed under IFRS failed to adequately reflect real underlying financial situations or the financial yields on insurance contracts.

(iii)	Providing more useful information to users of financial statements.

12.1.2. Conceptual Framework

Insurance contracts combine attributes of risk coverage, provision of services and instruments of investments and by nature, generate cash flows (outflows such as claims payments, redemptions, expirations, pensions, attributable expenses, income such as premiums) during their term.

The difference between expected outflows and inflows (fulfillment cashflows), combined with recognition of cash value over time, constitute the best estimate of the company’s obligations. Due to potential underwriting deviations relative to expected flows, an additional reserve, known as Risk Adjustment (RA) must be set aside and the underwriting income that the company expects to obtain from its current product portfolio constitutes the Contractual Service Margin (CSM). These 3 concepts, combined with the claims reserves (including reserves for pending claims, IBNR reserves and liquidation expenses) constitute the company’s liabilities.

12.1.3. Recognition of Profit and Loss

The P & L under IFRS shows the difference between a company’s expected cash flows (valued in liabilities) and real flows that occur. Anticipated flows must be based on realistic parameters that reflect the company’s actual experience and current market interest rates.

The standard also requires that results be separated into 3 blocks: (i) Insurance service (or direct insurance), (ii) Reinsurance and (iii) Financial Results. This structure allows users to visualize the company’s sources of income.

Unlike IFRS4, which recognized profit and losses on products during their term, IFRS17 stipulates that expected losses must be recognized at a single moment, meaning upon issuance of policies, while recognition of underwriting income (CSM) must be made gradually over the effective period of products.

The company chose the Other Comprehensive Income (OCI) option, which recognizes movements of reserves generated by underwriting issues within the Profit and Loss Statement (changes in mortality, expenses, redemptions, etc.) while within Equity, only variations in liabilities generated by changes in interest rates are recognized. This variation produces an offset to that generated by investments that back reserves and lends stability to the Balance Sheet and the Profit and Loss Statement.

12.1.4. Valuation Methods

IFRS 17 introduces different approaches to valuate underwriting provisions based on the product’s characteristics (contract duration, cash flow).

●	General Method (GM) or Building Block Approach (BBA): general default model valuation of insurance contracts.

●	Variable Fee Approach (VFA): model for contract valuation in which cash flows depend on the value of the underlying assets that back said contracts.

●	Premium Allocation Approach (PAA): simplification of the general model.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.1.5. Impact on Equity Under IFRS 17

The impact of the implementation of the IFRS 17 standard on the net equity balance of Pacifico Seguros is not material, registering at the end of December 2022 a net equity under IFRS 17 which is S/ 10 million greater than the net equity calculated under IFRS 4.

It should be mentioned that as of the end of December 2021 (date of the “first application” of the standard), the net equity of Pacifico Seguros under IFRS 17 was S/ 211 million less than the net equity registered under IFRS 4. This initial gap narrowed during 2022 as a result of a contraction in the value of liabilities under IFRS 17, associated with the interest rates increases.

12.1.6. Reformulation of Profit and Loss Statement at Pacifico Grupo Asegurador for year 2022

I.	A new sub-account, “Financial Expenses associated with insurance and reinsurance activities, net” is included in the account for Interest Expenses at Pacifico Seguros. This concept corresponds to interest accredited to reserves. This interest is attributable to an update of the present value of said reserves to the date of the close of the period. This concept was previously presented as part of reserves adjustment included in the underwriting result under IFRS4. IFRS17 separates the financial component from the underwriting component.

II.	An impact is registered in the “Gain on exchange rate difference” line because the structure of the assets and liabilities related to insurance activities has been modified. The monetary position of these assets and liabilities changes due to the way that assets and liabilities are recognized under IFRS17.

III.	Some concepts of income that were previously registered (under IFRS 4) as “Non-Operating Income” are now (under IFRS 17) reclassified and included in the cash flows associated with insurance contracts. As such, these concepts are now part of the Insurance Underwriting Result.

IV.	Recognition of insurance underwriting income is completely different under IFRS 17. IFRS 17 recognizes that insurance contracts combine financial and service characteristics, and in many cases generate variable cash flows in the long-term. To adequately reflect these characteristics, IFRS combines measurements of future cash flows with recognition of the results of the insurance contract throughout the period in which the service is provided. IFRS 17 requires present value measurements of insurance obligations where estimates are recalculated in each reporting period. Contracts are measured using the components of: (i) Fulfilment Cash Flows, (ii) An explicit adjustment for risk or uncertainty of flows, or “Risk Adjustment” and (iii) a Contractual Service Margin, which represents unaccrued underwriting income associated with the contract. This Contractual Service Margin is recognized as income during the coverage term. Insurance contracts combine

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

financial and service characteristics, whereas IFRS combines future cash flows with registry of the results of the insurance contract during the service provision period.

V.	One of the changes generated by the application of IFRS 17 is that it sets forth a new concept for costs that are directly associated with obtaining and fulfilling insurance contracts. Said costs are denominated “Attributable Costs” and are included in the expected flows for the disbursements associated with these contracts. Under IFRS 4, some of these expenses were included in Total Expenses.

VI.	The aggregate impact of implementing IFRS 17 in the Net Earnings of Pacifico Grupo Asegurador is not material and stands at S/15 million for the year 2022.

12.1.7. Reformulation of Credicorp’s Profit and Loss Statement for year 2022

Below, we reformulate Credicorp’s Profit and Loss Statement. As is evident in the image below, the impact of implementing IFRS at Pacifico Grupo Asegurador translates to Credicorp account by account in identical or highly similar amounts. The aggregate impact of implementing IFRS 17 on the Net Earnings of Credicorp is not material and amounts to S/15 million.

12.1.8. Changes in the Methodology to Calculate Financial Indicators and their Reformulation for the year 2022

I.	Net Interest Margin

The Net Interest Margin is reformulated in the following way:

Under IFRS 4, the numerator of the Net Interest Margin was comprised of the difference between Interest Income and Interest Expenses. Under IFRS 17, we need to adjust the formula because Interest Expenses now include the concept “Financial Expense associated with the insurance and reinsurance activity, net.” We seek to exclude the impact of this concept on the Net Interest Margin given that this particular kind of interest expense is not associated with a source of funding. As such, we adjust the numerator by reincorporating “Financial Expense associated with insurance and reinsurance activity, net” to “Net Interest Income” calculated under IFRS 17. It is important to note that as a result of this adjustment, the numerator of the Net Interest Margin under IRFS4 is identical to that seen under IFRS 17.

From now on, we will exclude from the denominator (average balance of Interest-earning Assets) the following: the balance associated with the account “Financial Assets at Fair Value through P&L” given that this account is primarily comprised of investments associated from Investment Link contracts, which do not accrue interests for Credicorp. This change is not related to IFRS 17.

Below, we present the aforementioned change in graphic form.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

II.	Funding Cost

The Funding Cost indicator is being reformulated as follows: under IFRS 4, the numerator of the Funding Cost is comprised of the balance of the “Interest Expenses” account while under IFRS 17, we must adjust the formula given that Interest Expenses now include the concept of “Financial expense associated with insurance and reinsurance activity, net.” We seek to exclude the impact of this new concept on the Funding Cost given that this particular type of expense is not associated with a source of funding. As such, we adjust the numerator by deducting the “Financial Expense associated with insurance and reinsurance activity, net” from “Interest Expenses “calculated under IFRS 17. It is important to note that as a result of this adjustment, the figure for the Funding Cost under IFRS is identical to the same figure under IFRS 17. The following figure is a graphic representation of the aforementioned change.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

III.	Efficiency Ratio

The Efficiency Ratio is being reformulated as follows:

Under IFRS 4, the numerator of the Efficiency Ratio is comprised of the total of the “Salaries and Employee Benefits,” “Administrative Expenses,” “Depreciation and Amortization,” “Expenses for Participation in Association,” and the “Acquisition Cost” accounts. Collectively, these accounts constitute “Operating Expenses.” Under IFRS 17, we make an adjustment to the components of this group of “Operating Expenses” given that the “Acquisition Cost” no longer exists in the Profit and Loss Statement under IFRS 17. Consequently, under IFRS 17, the grouping of “Operating Expenses” is comprised solely of “Salaries and Employee Benefits,” “Administrative Expenses,” “Depreciation and Amortization,” and “Expenses for Participation in Association.” It is important to note that balances of these accounts under IFRS17 are not the same as the balances of the accounts with the same name under IFRS17.

Under IFRS 4, the denominator of the Efficiency Ratio is comprised of the total of the accounts grouped as Core Operating Income (“Interest Income, net”, “Fee income, net,” and “Net gain on FX transactions”); the accounts grouped as Non-Core Operating Income (“Gain on Investments in Associates, “Gain on derivatives,” “Net gain on Exchange Differences); and the “Net Earned Premiums” account. Collectively, all of these accounts constitute “Operating Income.” Under IFRS 17, we are adjusting the components of the grouping for “Operating Income” to replace the component of “Net Earned Premiums” with the “Insurance Underwriting Result.”

It is important to note that the result of replacing the “Net Earned Premiums “account with the “Insurance Underwriting Result” in the denominator of the efficiency ratio is in fact very significant (upward). The aforementioned is due to the fact that the balance of Insurance Technical results is usually materially lower than the balance of Net Earned Premiums as Insurance Technical results have embedded the impact of charges for Incurred Claims. Below, we present a graphic depiction of the aforementioned change.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.1.9. Glossary of Terms Under IFRS 17

Reserve for BEL (Best Estimate Liability) o Fulfillment Cashflows.	Represents the best estimate of the difference between payments for obligations (claims, income and expenses) and premiums, flowed and brought to present value at the time of valuation.
Reserve for RA (risk Adjustment).	Represents the margin of prudence that will be used to cover deviations in the underwriting parameters beyond changes in the interest rate.
Reserve for CSM (Contractual Service Margin).	Represents the present value of future underwriting income (non-financial). Income accrues over the life of the policy.
Attributable Expenses	Corresponds to necessary expenses to place a policy or maintain the same throughout its term. It is part of insurance flows.
Financial Expense associated with the insurance and reinsurance activity, net	Represents interest accredited to reserves in the period after updating their present value. This concept was previously included in reserves under IFRS 4. IFRS 17 separates the financial component from the underwriting component.
Onerous Contracts	The contracts that the company estimates will generate underwriting losses (not including financial income) during the policy term.

12.2. Physical Point of contact

Physical Point of Contact (1)	As of			change (units)
(Units)	Jun 22	Mar 23	Jun 23	QoQ	YoY
Branches	1046	675	669	(6)	(377)
ATMs	1,852	2,626	2,663	37	811
Agents (2)	8,986	11,254	11,570	316	2,584
Total	11,884	14,555	14,902	347	3,018

(1) Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia
(2) Figures differ from previously reported due to changes in BCP Bolivia agents

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.3. Loan Portfolio Quality

Loan Portfolio Quality (in Quarter-end Balances)

Government Program (GP) Loan Portfolio Quality (in Quarter-end Balances)

	As of			% change
GP Portfolio quality and Delinquency ratios (1)
S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Total loans (Quarter-end balance)	14,647,803	6,549,912	4,940,405	-24.6%	-66.3%
Allowance for loan losses	194,144	135,849	131,882	-2.9%	-32.1%
IOLs	941,731	837,389	796,670	-4.9%	-0.15
IOL ratio	6.43%	12.78%	16.13%	335 bps	970 bps
Allowance for loan losses over Total loans	1.3%	2.1%	2.7%	60 bps	134 bps
Coverage ratio of NPLs	20.6%	16.2%	16.6%	33 bps	-407 bps

 (1) Government Programs (GP) include Reactiva Peru and FAE-Mype.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

Portfolio Quality Ratios by Segment

Wholesale Banking

SME-Business

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

SME-Pyme

Mortgage

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

Consumer

Credit Card

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

Mibanco

BCP Bolivia

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.4 Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change		As of		change %
S/ 000	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Interest income	3,488,113	4,456,106	4,653,246	4.4%	33.4%	6,660,459	9,109,352	36.8%
Interest on loans	2,929,782	3,570,952	3,712,845	4.0%	26.7%	5,615,334	7,283,797	29.7%
Dividends on investments	13,682	6,477	17,492	170.1%	27.8%	18,002	23,969	33.1%
Interest on deposits with banks	50,526	277,371	286,459	3.3%	467.0%	87,360	563,830	545.4%
Interest on securities	483,936	585,268	618,952	5.8%	27.9%	921,959	1,204,220	30.6%
Other interest income	10,187	16,038	17,498	9.1%	71.8%	17,804	33,536	88.4%
Interest expense	(851,007)	(1,324,017)	(1,449,090)	9.4%	70.3%	(1,591,646)	(2,773,107)	74.2%
Interest expense (excluding Net Insurance Financial Expenses)	(747,047)	(1,208,267)	(1,333,924)	10.4%	78.6%	(1,385,928)	(2,542,191)	83.4%
Interest on deposits	336,953	677,088	777,436	14.8%	130.7%	595,892	1,454,524	144.1%
Interest on borrowed funds	141,531	238,933	296,854	24.2%	109.7%	257,762	535,787	107.9%
Interest on bonds and subordinated notes	166,118	182,898	148,992	-18.5%	-10.3%	345,727	331,890	-4.0%
Other interest expense	102,445	109,348	110,642	1.2%	8.0%	186,547	219,990	17.9%
Net Insurance Financial Expenses	(103,960)	(115,750)	(115,166)	-0.5%	10.8%	(205,718)	(230,916)	12.2%
Net interest income	2,637,106	3,132,089	3,204,156	2.3%	21.5%	5,068,813	6,336,245	25.0%
Risk-adjusted Net interest income	2,273,815	2,405,091	2,399,905	-0.2%	5.5%	4,447,932	4,804,996	8.0%
Average interest earning assets	222,718,971	222,289,504	220,651,688	-0.7%	-0.9%	226,151,471	220,418,854	-2.5%
Net interest margin (1)	4.92%	5.84%	6.02%	18pbs	110pbs	4.66%	5.96%	130pbs
Risk-adjusted Net interest margin (1)	4.27%	4.54%	4.56%	2pbs	29pbs	4.12%	4.57%	45pbs
Net provisions for loan losses / Net interest income	13.78%	23.21%	25.10%	1.9%	11.3%	12.25%	24.17%	1192pbs

(1) Annualized. For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.8

Net Interest Margin (NIM) and Risk Adjusted NIM by subsidiary

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
2Q22	4.29%	12.95%	2.88%	4.91%
1Q23	5.55%	12.52%	2.86%	5.84%
2Q23	5.67%	13.09%	2.85%	6.02%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest earning assets.

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
2Q22	3.79%	10.41%	1.77%	4.26%
1Q23	4.42%	7.03%	2.74%	4.54%
2Q23	4.25%	8.64%	3.00%	4.56%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest earning assets.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.5. Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios

(S/ Thousands, IFRS)

Capital Stock		As of		% change
S/000	Jun 22	Mar 23	Jun 23	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,518)	(208,041)	(208,035)	0.0%	0.2%
Capital Surplus	231,179	226,189	231,019	2.1%	-0.1%
Legal and Other capital reserves (1)	23,666,823	23,603,001	26,221,577	11.1%	10.8%
Minority interest (2)	490,576	514,951	207,919	-59.6%	-57.6%
Loan loss reserves (3)	2,074,630	1,908,632	1,903,625	-0.3%	-8.2%
Perpetual subordinated debt	-	-	-
Subordinated Debt	5,863,208	5,649,060	5,595,446	-0.9%	-4.6%
Investments in equity and subordinated debt of financial and insurance companies	(829,315)	(1,002,770)	(1,265,052)	26.2%	52.5%
Goodwill	(802,622)	(802,366)	(830,725)	3.5%	3.5%
Current year Net Loss	-	-	-	-	-
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	31,805,954	31,207,649	33,174,767	6.3%	4.3%

Tier 1 (5)	16,973,919	16,906,310	17,834,543	5.5%	5.1%
Tier 2 (6) + Tier 3 (7)	14,832,035	14,301,339	15,340,224	7.3%	3.4%

Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	19,270,916	20,915,785	21,863,219	4.5%	13.5%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,512,297	1,406,417	1,532,425	9.0%	1.3%
FCG Capital Requirements related to operations with ICG	(449,113)	(518,975)	(625,441)	20.5%	39.3%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	20,334,099	21,803,226	22,770,203	4.4%	12.0%
Regulatory Capital Ratio (A) / (B)	1.56	1.43	1.46
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).
(2) Minority interest includes Tier I (PEN 421 million)
(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and ASB Bank Corp.
(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.
(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.
(6) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).
(7) Tier III = Subordinated debt covering market risk only.
(8) Includes regulatory capital requirements of the financial consolidated group.
(9) Includes regulatory capital requirements of the insurance consolidated group.
(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

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12. Appendix

Regulatory and Capital Adequacy Ratios at BCP Stand-alone

(under current regulation as of January 2023)

	Mar 23	Jun 23	Change % QoQ
Regulatory Capital
(S/ thousand)
Capital Stock	12,973,175	12,973,175	N/A
Reserves	7,038,881	7,039,359	N/A
Accumulated earnings	2,050,746	3,346,790	63.2%
Loan loss reserves (1)	1,634,876	1,625,735	-0.6%
Perpetual subordinated debt	-	-	N/A
Subordinated Debt	5,078,700	4,897,800	-3.6%
Unrealized Profit or Losses	(1,046,284)	(834,411)	-20.3%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,613,563)	(2,667,540)	2.1%
Intangibles	(934,718)	(1,036,167)	10.9%
Goodwill	(122,083)	(122,083)	N/A
Total Regulatory Capital	24,059,729	25,222,659	4.8%
Tier 1 Common Equity (2)	17,346,153	18,699,124	7.8%
Regulatory Tier 1 Capital (3)	17,346,153	18,699,124	7.8%
Regulatory Tier 2 Capital (4)	6,713,576	6,523,535	-2.8%

Total risk-weighted assets	Mar 23	Jun 23	Change % QoQ
(S/ thousand)
Market risk-weighted assets (5)	1,715,934	2,307,252	34.5%
Credit risk-weighted assets	129,623,885	128,912,504	-0.5%
Operational risk-weighted assets	14,880,988	15,407,799	3.5%
Total	146,220,807	146,627,555	0.3%

Capital requirement	Mar 23	Jun 23	Change % QoQ
(S/ thousand)
Market risk capital requirement (5)	171,589	230,725	34.5%
Credit risk capital requirement	11,018,030	11,602,125	5.3%
Operational risk capital requirement	1,488,062	1,540,780	3.5%
Additional capital requirements	3,534,427	3,494,025	-1.1%
Total	16,212,108	16,867,655	4.0%

Capital ratios under Local Regulation
	Mar 23	Jun 23	Change
			QoQ
Common Equity Tier 1 ratio	11.86%	12.75%	89 bps
Tier 1 Capital ratio	11.86%	12.75%	89 bps
Regulatory Global Capital ratio	16.45%	17.20%	75 bps

[1] (1) Up to 1.25% of total risk-weighted assets.

[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).

[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

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12. Appendix

Regulatory Capital and Capital Adequacy Ratios at Mibanco

(under current regulation as of January 2023)

	Mar 23	Jun 23
Regulatory Capital			% Change
(S/ thousand)			QoQ
Capital Stock	1,840,606	1,840,606	0.0%
Reserves	308,056	308,056	0.0%
Accumulated earnings	556,972	611,151	9.7%
Loan loss reserves	168,965	170,901	1.1%
Perpetual subordinated debt	0	0	N/A
Subordinated debt	179,000	173,000	-3.4%
Unrealized Profit or Losses	-15,467	-4,727	-69.4%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	-281	-275	-2.0%
Intangibles	-135,202	-138,239	2.2%
Goodwill	-139,180	-139,180	0.0%
Total Regulatory Capital	2,763,469	2,821,292	2.1%
Tier Common Equity (2)	2,415,504	2,477,391	2.6%
Regulatory Tier 1 Capital (3)	2,415,504	2,477,391	2.6%
Regulatory Tier 2 Capital (4)	347,965	343,901	-1.2%

Total risk-weighted assets	Mar 23	Jun 23	% Change
(S/ thousand)			QoQ
Market risk-weighted assets	141,441	181,227	28.1%
Credit risk-weighted assets	13,160,337	13,372,354	1.6%
Operational risk-weighted assets	1,427,428	1,470,726	3.0%
Total	14,729,206	15,024,307	2.0%

Capital requirement	Mar 23	Jun 23	% Change
(S/ thousand)			QoQ
Market risk capital requirement (5)	14,144	18,123	28.1%
Credit risk capital requirement	1,118,629	1,203,512	7.6%
Operational risk capital requirement	142,743	147,073	3.0%
Additional capital requirements	398,603	405,891	1.8%
Total	1,674,118	1,774,599	6.0%

Capital ratios under Local Regulation
	Mar 23	Jun 23	Change
			QoQ
Common Equity Tier 1 Ratio	16.40%	16.49%	9 bps
Tier 1 Capital ratio	16.40%	16.49%	9 bps
Regulatory Global Capital Ratio	18.76%	18.78%	2 bps

[1] Up to 1.25% of total risk-weighted assets.

[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).

[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

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12. Appendix

Common Equity Tier 1 IFRS

BCP Stand-alone

Common Equity Tier 1 IFRS	Jun 22	Mar 23	Jun 23	% Change	% Change
(S/ thousand)				QoQ	YoY
Capital and reserves	19,181,019	19,499,813	19,500,292	0.0%	1.7%
Retained earnings	2,897,372	2,746,522	4,000,489	45.7%	38.1%
Unrealized gains (losses)	(1,089,747)	(467,041)	(274,021)	-41.3%	-74.9%
Goodwill and intangibles	(1,312,578)	(1,454,205)	(1,516,702)	4.3%	15.6%
Investments in subsidiaries	(2,515,685)	(2,736,368)	(2,800,043)	2.3%	11.3%
Total	17,160,382	17,588,721	18,910,015	7.5%	10.2%

Adjusted RWAs IFRS	148,337,779	147,477,433	147,805,770	0.2%	-0.4%
Adjusted Credit RWAs IFRS	132,793,731	130,880,511	130,090,719	-0.6%	-2.0%
Others	15,544,047	16,596,922	17,715,052	6.7%	14.0%

CET1 ratio IFRS	11.57%	11.93%	12.79%	87 bps	123 bps

Mibanco

Common Equity Tier 1 IFRS	Jun 22	Mar 23	Jun 23	% Change	% Change
(S/ thousand)				QoQ	YoY
Capital and reserves	2,632,956	2,676,791	2,676,791	0.0%	1.7%
Retained earnings	(32,701)	140,612	206,920	47.2%	N/A
Unrealized gains (losses)	(13,045)	(16,118)	(5,399)	-66.5%	-58.6%
Goodwill and intangibles	(332,258)	(342,684)	(344,323)	0.5%	3.6%
Investments in subsidiaries	(241)	(281)	(275)	-2.0%	14.4%
Total	2,254,711	2,458,321	2,533,715	3.1%	12.4%

Adjusted RWAs IFRS	14,787,084	15,005,498	15,271,513	1.8%	3.3%
Adjusted Credit RWAs IFRS	12,732,383	13,422,514	13,602,081	1.3%	6.8%
Others	2,054,701	1,582,984	1,669,432	5.5%	-18.8%

CET1 ratio IFRS	15.25%	16.38%	16.59%	21 bps	134 bps

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6. Financial Statements and Ratios by Business

12.6.1. Credicorp Consolidated

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/  thousands, IFRS)

	As of			% change
	Jun 22	Mar 23	Jun 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,017,129	6,946,112	7,154,236	3.0%	2.0%
Interest bearing	23,831,465	28,158,941	26,036,894	-7.5%	9.3%

Total cash and due from banks	30,848,594	35,105,053	33,191,130	-5.5%	7.6%

Cash collateral, reverse repurchase agreements and securities borrowing	2,046,209	1,468,180	1,863,243	26.9%	-8.9%

Fair value through profit or loss investments	4,187,000	4,080,266	4,508,563	10.5%	7.7%
Fair value through other comprehensive income investments	32,955,721	33,395,987	33,344,169	-0.2%	1.2%
Amortized cost investments	8,200,054	10,253,251	10,182,619	-0.7%	24.2%

Loans	150,370,184	145,165,713	142,845,549	-1.6%	-5.0%
Current	144,264,928	139,376,216	136,866,154	-1.8%	-5.1%
Internal overdue loans	6,105,256	5,789,497	5,979,395	3.3%	-2.1%
Less - allowance for loan losses	(8,306,500)	(7,915,350)	(7,956,184)	0.5%	-4.2%
Loans, net	142,063,684	137,250,363	134,889,365	-1.7%	-5.1%

Financial assets designated at fair value through profit or loss	765,195	795,225	789,845	-0.7%	3.2%
Assets by insurance contracts	816,076	842,865	893,031	6.0%	9.4%
Property, plant and equipment, net	1,837,436	1,786,992	1,749,132	-2.1%	-4.8%
Due from customers on acceptances	743,925	496,170	226,161	-54.4%	-69.6%
Investments in associates	636,217	660,741	675,623	2.3%	6.2%
Intangible assets and goodwill, net	2,729,609	2,942,367	3,046,846	3.6%	11.6%
Assets by reinsurance contracts	960,616	1,020,986	1,166,949	14.3%	21.5%
Other assets (1)	7,598,783	8,132,168	8,098,627	-0.4%	6.6%

Total Assets	236,542,725	238,338,233	234,625,303	-1.6%	-0.8%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	46,043,989	41,596,964	39,475,762	-5.1%	-14.3%
Interest bearing	101,396,587	107,026,336	103,911,955	-2.9%	2.5%
Total deposits and obligations	147,440,576	148,623,300	143,387,717	-3.5%	-2.7%

Payables from repurchase agreements and securities lending	18,138,863	11,686,495	14,306,880	22.4%	-21.1%
BCRP instruments	16,031,618	9,780,540	11,772,772	20.4%	-26.6%
Repurchase agreements with third parties	1,340,423	1,206,574	1,276,709	5.8%	-4.8%
Repurchase agreements with customers	766,822	699,381	1,257,399	79.8%	64.0%

Due to banks and correspondents	6,456,360	10,199,650	10,062,290	-1.3%	55.9%
Bonds and notes issued	16,579,674	14,326,930	14,235,697	-0.6%	-14.1%
Banker’s acceptances outstanding	743,925	496,170	226,161	-54.4%	-69.6%
Liabilities by insurance contracts	11,671,658	12,291,538	12,460,388	1.4%	6.8%
Liabilities by reinsurance contracts	343,959	343,067	421,982	23.0%	22.7%
Financial liabilities at fair value through profit or loss	527,541	417,146	413,665	-0.8%	-21.6%
Other liabilities	7,926,902	9,019,443	8,471,870	-6.1%	6.9%

Total Liabilities	209,829,458	207,403,739	203,986,650	-1.6%	-2.8%

Net equity	26,167,811	30,359,898	30,027,036	-1.1%	14.7%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,518)	(208,041)	(208,035)	0.0%	0.2%
Capital surplus	231,179	226,189	231,019	2.1%	-0.1%
Reserves	23,666,823	23,603,001	26,221,577	11.1%	10.8%
Other reserves	-782,829	(244,725)	(13,015)	-94.7%	-98.3%
Retained earnings	1,941,163	5,664,481	2,476,497	-56.3%	27.6%
	-	-	-
Non-controlling interest	545,456	574,596	611,617	6.4%	12.1%

Total Net Equity	26,713,267	30,934,494	30,638,653	-1.0%	14.7%
	-	-	-
Total liabilities and equity	236,542,725	238,338,233	234,625,303	-1.6%	-0.8%
	-	-	-
Off-balance sheet	142,573,498	154,477,055	144,709,112	-6.3%	1.5%
Total performance bonds, stand-by and L/Cs.	21,331,467	18,731,789	18,654,864	-0.4%	-12.5%
Undrawn credit lines, advised but not committed	84,820,503	87,232,214	85,762,478	-1.7%	1.1%
Total derivatives (notional) and others	36,421,528	48,513,052	40,291,770	-16.9%	10.6%

(1) Includes mainly accounts receivables from brokerage and others.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H 23/ 1H 22
Interest income and expense
Interest and similar income	3,488,113	4,456,106	4,653,246	4.4%	33.4%	6,660,459	9,109,352	36.8%
Interest and similar expenses	(851,007)	(1,324,017)	(1,449,090)	9.4%	70.3%	(1,591,646)	(2,773,107)	74.2%
Net interest, similar income and expenses	2,637,106	3,132,089	3,204,156	2.3%	21.5%	5,068,813	6,336,245	25.0%

Gross provision for credit losses on loan portfolio	(447,036)	(802,107)	(886,123)	10.5%	98.2%	(797,717)	(1,688,230)	111.6%
Recoveries of written-off loans	83,745	75,109	81,872	9.0%	-2.2%	176,836	156,981	-11.2%
Provision for credit losses on loan portfolio, net of recoveries	(363,291)	(726,998)	(804,251)	10.6%	121.4%	(620,881)	(1,531,249)	146.6%
	-	-	-
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,273,815	2,405,091	2,399,905	-0.2%	5.5%	4,447,932	4,804,996	8.0%

Other income
Fee income	920,950	881,781	960,550	8.9%	4.3%	1,812,578	1,842,331	1.6%
Net gain on foreign exchange transactions	269,059	248,515	210,944	-15.1%	-21.6%	528,769	459,459	-13.1%
Net loss on securities	(94,180)	70,036	68,603	-2.0%	n.a	(151,046)	138,639	n.a
Net gain from associates	29,219	27,212	23,689	-12.9%	-18.9%	53,233	50,901	-4.4%
Net gain (loss) on derivatives held for trading	12,304	(6,570)	16,671	-353.7%	35.5%	6,322	10,101	59.8%
Net gain (loss) from exchange differences	(18,441)	22,963	2,996	-87.0%	-116.2%	(26,804)	25,959	n.a
Others	78,681	89,338	150,333	68.3%	91.1%	213,938	239,671	12.0%
Total non-financial income	1,197,592	1,333,275	1,433,786	7.5%	19.7%	2,436,990	2,767,061	13.5%

Insurance underwriting result
Insurance Service Result	320,290	406,877	393,487	-3.3%	22.9%	629,548	800,364	27.1%
Reinsurance Result	(126,093)	(110,536)	(96,923)	-12.3%	-23.1%	(228,684)	(207,459)	-9.3%
Total insurance underwriting result	194,197	296,341	296,564	0.1%	52.7%	400,864	592,905	47.9%

Total expenses
Salaries and employee benefits	(942,159)	(1,029,558)	(1,054,735)	2.4%	11.9%	(1,881,677)	(2,084,293)	10.8%
Administrative, general and tax expenses	(819,100)	(835,060)	(871,046)	4.3%	6.3%	(1,515,165)	(1,706,106)	12.6%
Depreciation and amortization	(156,892)	(161,079)	(160,549)	-0.3%	2.3%	(308,786)	(321,628)	4.2%
Impairment loss on goodwill	-	-	-	#DIV/0!	#DIV/0!	-	-	n.a.
Association in participation	(10,329)	(12,612)	(16,742)	32.7%	62.1%	(18,020)	(29,354)	62.9%
Other expenses	(52,645)	(88,599)	(92,894)	4.8%	76.5%	(131,996)	(181,493)	37.5%
Total expenses	(1,981,125)	(2,126,908)	(2,195,966)	3.2%	10.8%	(3,855,644)	(4,322,874)	12.1%

Profit before income tax	1,684,479	1,907,799	1,934,289	1.4%	14.8%	3,430,142	3,842,088	12.0%

Income tax	(513,182)	(493,466)	(504,472)	2.2%	-1.7%	(1,059,182)	(997,938)	-5.8%

Net profit	1,171,297	1,414,333	1,429,817	1.1%	22.1%	2,370,960	2,844,150	20.0%
Non-controlling interest	28,420	30,060	28,550	-5.0%	0.5%	56,206	58,610	4.3%
Net profit attributable to Credicorp	1,142,877	1,384,273	1,401,267	1.2%	22.6%	2,314,754	2,785,540	20.3%

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.2. Credicorp Stand-alone

Credicorp Ltd.

Separate Statement of Financal Position

(S/ thousands, IFRS)

	As of			% change
	Jun22	Mar23	Jun23	QoQ	YoY
ASSETS
Cash and cash equivalents	115,612	131,218	122,665	-6.5%	6.1%
At fair value through profit or loss	938,816	949,378	937,921	-1.2%	n.a
Fair value through other comprehensive income investments	332,280	318,962	317,479	-0.5%	-4.5%
In subsidiaries and associates investments	31,251,710	35,207,564	34,755,621	-1.3%	11.2%
Loans	-			0.0%	0.0%
Other assets	230	69,217	197	n.a	n.a

Total Assets	32,638,648	36,676,339	36,133,883	-1.5%	10.7%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Due to banks, correspondents and other entities	240,996	-	-	n.a.	n.a.
Dividends payable	-	-	-	#DIV/0!	#DIV/0!
Bonds and notes issued	1,901,462	1,885,839	1,803,725	-4.4%	-5.1%
Other liabilities	164,451	267,558	161,170	-39.8%	-2.0%

Total Liabilities	2,306,909	2,153,397	1,964,895	-8.8%	-14.8%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	23,300,350	23,300,350	25,905,604	11.2%	11.2%
Unrealized results	(1,285,376)	(592,006)	(362,199)	-38.8%	n.a.
Retained earnings	6,613,230	10,111,063	6,922,048	-31.5%	4.7%

Total net equity	30,331,739	34,522,942	34,168,988	-1.0%	12.7%

Total Liabilities And Equity	32,638,648	36,676,339	36,133,883	-1.5%	10.7%

	Quarter			% change		As of		% Change
	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23/1H22
Interest income

Net share of the income from investments in subsidiaries and associates	1,425,812	1,439,211	1,804,873	25.4%	26.6%	2,661,844	3,244,084	21.9%
Interest and similar income	7,056	300	8,996	2898.7%	27.5%	7,354	9,296	26.4%
Net gain on financial assets at fair value through profit or loss	(41,316)	3,759	22,618	501.7%	n.a	(68,214)	26,377	n.a.
Total income	1,391,552	1,443,270	1,836,487	27.2%	32.0%	2,600,984	3,279,757	26.1%

Interest and similar expense	(14,778)	(13,796)	(14,156)	2.6%	-4.2%	(28,429)	(27,952)	-1.7%
Administrative and general expenses	(3,766)	(4,407)	(7,584)	72.1%	101.4%	(8,025)	(11,991)	49.4%
Total expenses	(18,544)	(18,203)	(21,740)	19.4%	17.2%	(36,454)	(39,943)	9.6%

Operating income	1,373,008	1,425,067	1,814,747	27.3%	32.2%	2,564,530	3,239,814	26.3%

Net gain (losses) from exchange differences	(752)	(158)	(3,284)	1978.5%	336.7%	(897)	(3,442)	283.7%
Other, net	(13)	102	99	n.a	n.a	219	201	-8.2%
		(56)	(3,185)			(678)	(3,241)

Profit before income tax	1,372,243	1,425,011	1,811,562	27.1%	32.0%	2,563,852	3,236,573	26.2%
Income tax	(42,290)	(46,795)	(47,093)	0.6%	11.4%	(84,290)	(93,888)	11.4%
Net income	1,329,953	1,378,216	1,764,469	28.0%	32.7%	2,479,562	3,142,685	26.7%

Double Leverage Ratio	103.03%	101.98%	101.72%	-27bps	-132bps	103.03%	101.72%	-132bps

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.3. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/  thousands, IFRS)

	As of			% change
	Jun 22	Mar 23	Jun 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,236,507	5,456,302	5,300,381	-2.9%	1.2%
Interest bearing	22,383,291	26,924,509	25,182,623	-6.5%	12.5%
Total cash and due from banks	27,619,798	32,380,811	30,483,004	-5.9%	10.4%
		-	-
Cash collateral, reverse repurchase agreements and securities borrowing	542,521	232,059	537,814	131.8%	-0.9%
		-	-
Fair value through profit or loss investments	163,187	39,638	221,253	458.2%	35.6%
Fair value through other comprehensive income investments	17,868,118	17,702,831	17,169,798	-3.0%	-3.9%
Amortized cost investments	7,630,677	9,661,389	9,611,227	-0.5%	26.0%
		-	-
Loans	138,012,365	132,290,495	130,175,792	-1.6%	-5.7%
Current	132,146,911	126,846,139	124,488,630	-1.9%	-5.8%
Internal overdue loans	5,865,454	5,444,356	5,687,162	4.5%	-3.0%
Less - allowance for loan losses	(7,813,526)	(7,450,091)	(7,504,879)	0.7%	-4.0%
Loans, net	130,198,839	124,840,404	122,670,913	-1.7%	-5.8%
		-	-
Property, furniture and equipment, net (1)	1,558,507	1,489,392	1,460,108	-2.0%	-6.3%
Due from customers on acceptances	743,925	496,170	226,161	-54.4%	-69.6%
Investments in associates	26,411	18,246	16,670	-8.6%	-36.9%
Other assets (2)	7,018,343	6,873,005	7,653,151	11.4%	9.0%
		-	-
Total Assets	193,370,326	193,733,945	190,050,099	-1.9%	-1.7%
		-	-
Liabilities and Equity		-	-
Deposits and obligations		-	-
Non-interest bearing (1)	40,994,205	37,978,204	36,484,571	-3.9%	-11.0%
Interest bearing (1)	88,145,130	93,952,305	91,074,922	-3.1%	3.3%
Total deposits and obligations	129,139,335	131,930,509	127,559,493	-3.3%	-1.2%
		-	-
Payables from repurchase agreements and securities lending	16,578,846	10,318,686	12,310,396	19.3%	-25.7%
BCRP instruments	16,031,618	9,780,540	11,772,771	20.4%	-26.6%
Repurchase agreements with third parties	547,228	538,146	537,625	-0.1%	-1.8%
Due to banks and correspondents	5,963,573	9,647,935	9,704,721	0.6%	62.7%
Bonds and notes issued	14,093,426	10,972,861	10,804,531	-1.5%	-23.3%
Banker’s acceptances outstanding	743,925	496,170	226,161	-54.4%	-69.6%
Financial liabilities at fair value through profit or loss	210,393	193,031	138,339	-28.3%	-34.2%
Other liabilities (3)	5,512,852	8,245,729	5,925,279	-28.1%	7.5%
Total Liabilities	172,242,350	171,804,921	166,668,920	-3.0%	-3.2%
		-	-
Net equity	20,987,313	21,777,751	23,226,061	6.7%	10.7%
Capital stock	11,882,984	12,679,794	12,679,794	0.0%	6.7%
Reserves	7,298,035	6,820,019	6,820,497	0.0%	-6.5%
Unrealized gains and losses	(1,089,747)	(467,041)	(274,021)	-41.3%	-74.9%
Retained earnings	2,896,041	2,744,979	3,999,791	45.7%	38.1%
		-	-
Non-controlling interest	140,663	151,273	155,118	2.5%	10.3%
		-	-
Total Net Equity	21,127,976	21,929,024	23,381,179	6.6%	10.7%
		-	-
Total liabilities and equity	193,370,326	193,733,945	190,050,099	-1.9%	-1.7%
		-	-
Off-balance sheet	130,782,706	142,247,161	142,443,947	0.1%	8.9%
Total performance bonds, stand-by and L/Cs.	19,490,337	17,932,260	17,955,475	0.1%	-7.9%
Undrawn credit lines, advised but not committed	74,845,631	76,157,911	76,331,482	0.2%	2.0%
Total derivatives (notional) and others	36,446,738	48,156,990	48,156,990	0.0%	32.1%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts and tax credit.
(3) Mainly includes other payable accounts.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Interest income and expense
Interest and similar income	2,988,885	3,902,811	4,066,734	4.2%	36.1%	2,988,885	4,066,734	36.1%
Interest and similar expenses	(590,599)	(994,836)	(1,112,623)	11.8%	88.4%	(590,599)	(1,112,623)	94.3%
Net interest, similar income and expenses	2,398,286	2,907,975	2,954,111	1.6%	23.2%	2,398,286	2,954,111	27.0%
						-	-
Provision for credit losses on loan portfolio	(400,124)	(782,079)	(864,243)	10.5%	116.0%	(400,124)	(864,243)	122.4%
Recoveries of written-off loans	77,244	69,694	77,154	10.7%	-0.1%	77,244	77,154	-10.3%
Provision for credit losses on loan portfolio, net of recoveries	(322,880)	(712,385)	(787,089)	10.5%	143.8%	(322,880)	(787,089)	160.0%
						-	-
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,075,406	2,195,590	2,167,022	-1.3%	4.4%	2,075,406	2,167,022	8.0%
						-	-
Other income						-	-
Fee income	753,835	727,489	754,473	3.7%	0.1%	753,835	754,473	-0.2%
Net gain on foreign exchange transactions	243,566	242,570	246,228	1.5%	1.1%	243,566	246,228	0.6%
Net gain (loss) on securities	(2,611)	(2,584)	(29,111)	n.a	n.a.	(2,611)	(29,111)	602.9%
Net gain (loss) on derivatives held for trading	(19,037)	22,288	38,344	72.0%	n.a	(19,037)	38,344	-302.0%
Net gain (loss) from exchange differences	9,043	4,308	5,663	31.5%	-37.4%	9,043	5,663	-224.5%
Others	46,354	71,277	118,211	65.8%	155.0%	46,354	118,211	13.7%
Total other income	1,031,150	1,065,348	1,133,808	6.4%	10.0%	1,031,150	1,133,808	4.9%
						-	-
Total expenses						-	-
Salaries and employee benefits	(688,691)	(750,011)	(774,886)	3.3%	12.5%	(688,691)	(774,886)	10.3%
Administrative expenses	(638,366)	(645,131)	(667,935)	3.5%	4.6%	(638,366)	(667,935)	12.1%
Depreciation and amortization	(130,253)	(134,267)	(133,876)	-0.3%	2.8%	(130,253)	(133,876)	4.5%
Other expenses	(52,035)	(43,944)	(49,267)	12.1%	-5.3%	(52,035)	(49,267)	-8.2%
Total expenses	(1,509,345)	(1,573,353)	(1,625,964)	3.3%	7.7%	(1,509,345)	(1,625,964)	9.9%
						-	-
Profit before income tax	1,597,211	1,687,585	1,674,866	-0.8%	4.9%	1,597,211	1,674,866	4.3%
						-	-
Income tax	(434,823)	(422,491)	(416,753)	-1.4%	-4.2%	(434,823)	(416,753)	-6.9%
						-	-
Net profit	1,162,388	1,265,094	1,258,113	-0.6%	8.2%	1,162,388	1,258,113	8.6%
Non-controlling interest	(6,426)	(1,112)	(3,301)	196.9%	-48.6%	(6,426)	(3,301)	-61.9%
Net profit attributable to BCP Consolidated	1,155,962	1,263,982	1,254,812	-0.7%	8.6%	1,155,962	1,254,812	9.0%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			As of
	2Q22	1Q23	2Q23	1H22	1H23
Profitability
Earnings per share (1)	0.09	0.10	0.10	0.18	0.19
ROAA (2)(3)	2.4%	2.6%	2.6%	2.4%	2.6%
ROAE (2)(3)	22.5%	22.5%	22.3%	22.5%	22.4%
Net interest margin (2)(3)	5.1%	6.2%	6.4%	4.9%	6.3%
Risk adjusted NIM (2)(3)	4.4%	4.7%	4.7%	4.3%	4.7%
Funding Cost (2)(3)(4)	1.4%	2.4%	2.8%	1.3%	2.6%

Quality of loan portfolio
IOL ratio	4.2%	4.1%	4.4%	4.2%	4.4%
NPL ratio	5.4%	5.7%	5.9%	5.4%	5.9%
Coverage of IOLs	133.2%	136.8%	132.0%	133.2%	132.0%
Coverage of NPLs	104.0%	98.9%	97.1%	104.0%	97.1%
Cost of risk (5)	0.9%	2.2%	2.4%	0.8%	2.3%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	43.0%	39.2%	39.4%	42.9%	39.3%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.0%	3.2%	3.3%	2.9%	3.2%

Share Information
N° of outstanding shares (Million)	12,973	12,973	12,973	12,973	12,973

(1) Shares outstanding of 12,176 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.4. BCP Stand-alone

BANCO DE CREDITO DEL PERU

STATEMENT OF FINANCIAL POSITION

(S/  thousands, IFRS)

	As of			% change
	Jun 22	Mar 23	Jun 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,596,609	4,832,635	4,634,064	-4.1%	0.8%
Interest bearing	21,860,250	26,052,997	24,308,715	-6.7%	11.2%
Total cash and due from banks	26,456,859	30,885,632	28,942,779	-6.3%	9.4%
	-	-	-
Cash collateral, reverse repurchase agreements and securities borrowing	542,521	232,059	537,814	131.8%	-0.9%
	-	-	-
Fair value through profit or loss investments	163,187	39,638	221,253	458.2%	35.6%
Fair value through other comprehensive income investments	16,569,716	16,582,128	15,738,281	-5.1%	-5.0%
Amortized cost investments	7,331,851	9,369,229	9,467,981	1.1%	29.1%
	-	-	-
Loans	125,535,209	119,751,399	117,611,694	-1.8%	-6.3%
Current	120,657,794	115,009,487	112,818,171	-1.9%	-6.5%
Internal overdue loans	4,877,415	4,741,912	4,793,523	1.1%	-1.7%
Less - allowance for loan losses	(6,636,936)	(6,404,541)	(6,410,732)	0.1%	-3.4%
Loans, net	118,898,273	113,346,858	111,200,962	-1.9%	-6.5%
		-	-
Property, furniture and equipment, net (1)	1,291,209	1,238,722	1,217,932	-1.7%	-5.7%
Due from customers on acceptances	743,925	496,170	226,161	-54.4%	-69.6%
Investments in associates	2,541,615	2,736,368	2,800,043	2.3%	10.2%
Other assets (2)	6,295,694	6,203,938	7,015,286	13.1%	11.4%
	-	-	-
Total Assets	180,834,850	181,130,742	177,368,492	-2.1%	-1.9%
	-	-	-
Liabilities and Equity	-	-	-
Deposits and obligations	-	-	-
Non-interest bearing	40,978,979	37,968,322	36,465,910	-4.0%	-11.0%
Interest bearing	79,282,172	84,477,317	81,295,129	-3.8%	2.5%
Total deposits and obligations	120,261,151	122,445,639	117,761,039	-3.8%	-2.1%
	-	-	-
Payables from repurchase agreements and securities lending	14,886,829	9,578,869	11,759,891	22.8%	-21.0%
BCRP instruments	14,339,601	9,040,723	11,222,266	24.1%	-21.7%
Repurchase agreements with third parties	547,228	538,146	537,625	-0.1%	-1.8%
Due to banks and correspondents	4,946,046	8,535,930	8,670,982	1.6%	75.3%
Bonds and notes issued	13,833,991	10,396,500	10,152,890	-2.3%	-26.6%
Banker’s acceptances outstanding	743,925	496,170	226,161	-54.4%	-69.6%
Financial liabilities at fair value through profit or loss	210,393	193,031	138,339	-28.3%	n.a.
Other liabilities (3)	4,963,871	7,705,309	5,432,431	-29.5%	9.4%
Total Liabilities	159,846,206	159,351,448	154,141,733	-3.3%	-3.6%
	-	-	-
Net equity	20,988,644	21,779,294	23,226,759	6.6%	10.7%
Capital stock	11,882,984	12,679,794	12,679,794	0.0%	6.7%
Reserves	7,298,035	6,820,019	6,820,497	0.0%	-6.5%
Unrealized gains and losses	(1,089,747)	(467,041)	(274,021)	-41.3%	-74.9%
Retained earnings	2,897,372	2,746,522	4,000,489	45.7%	38.1%

Total Net Equity	20,988,644	21,779,294	23,226,759	6.6%	10.7%
	-	-	-
Total liabilities and equity	180,834,850	181,130,742	177,368,492	-2.1%	-1.9%
	-	-	-
Off-balance sheet	131,117,219	138,810,501	129,969,150	-6.4%	-0.9%
Total performance bonds, stand-by and L/Cs.	19,490,337	17,932,454	17,955,670	0.1%	-7.9%
Undrawn credit lines, advised but not committed	71,528,880	73,838,085	73,510,275	-0.4%	2.8%
Total derivatives (notional) and others	40,098,002	47,039,962	38,503,205	-18.1%	-4.0%

(1) Right of use asset of lease contracts is included by application of IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit

(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

BANCO DE CREDITO DEL PERU

STATEMENT OF INCOME

(S/ thousands, IFRS)

	Quarter			% change		Year		% change
	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H23 / 1H22
Interest income and expense
Interest and dividend income	2,340,804	3,205,509	3,323,237	3.7%	42.0%	4,461,020	6,528,746	46.4%
Interest expense	(481,139)	(817,056)	(912,744)	11.7%	89.7%	(896,002)	(1,729,800)	93.1%
Net interest income	1,859,665	2,388,453	2,410,493	0.9%	29.6%	3,565,018	4,798,946	34.6%

Provision for credit losses on loan portfolio	(268,439)	(532,192)	(657,546)	23.6%	145.0%	(471,207)	(1,189,738)	152.5%
Recoveries of written-off loans	51,155	47,417	53,892	13.7%	5.4%	107,280	101,309	-5.6%
Provision for credit losses on loan portfolio, net of recoveries	(217,284)	(484,775)	(603,654)	24.5%	177.8%	(363,927)	(1,088,429)	199.1%

Risk-adjusted net interest income	1,642,381	1,903,678	1,806,839	-5.1%	10.0%	3,201,091	3,710,517	15.9%

Other income
Fee income	727,644	698,207	723,231	3.6%	-0.6%	1,434,505	1,421,438	-0.9%
Net gain on foreign exchange transactions	240,387	239,547	244,314	2.0%	1.6%	479,125	483,861	1.0%
Net gain (losses) on securities	112,761	26,998	36,377	34.7%	-67.7%	203,224	63,375	-68.8%
Net gain from associates	7,421	(7,269)	(1,355)	-81.4%	-118.3%	13,122	(8,624)	-165.7%
Net gain (losses) on derivatives held for trading	(16,568)	20,553	36,271	76.5%	n.a.	(26,544)	56,824	-314.1%
Net gain (losses) from exchange differences	7,249	4,691	7,961	69.7%	9.8%	(2,768)	12,652	-557.1%
Others	45,276	68,255	113,963	67.0%	151.7%	156,026	182,218	16.8%
Total other income	1,124,170	1,050,982	1,160,762	10.4%	3.3%	2,256,690	2,211,744	-2.0%

Total expenses
Salaries and employee benefits	(487,698)	(546,048)	(563,407)	3.2%	15.5%	(988,911)	(1,109,455)	12.2%
Administrative expenses	(575,071)	(571,780)	(599,803)	4.9%	4.3%	(1,038,998)	(1,171,583)	12.8%
Depreciation and amortization	(109,824)	(112,872)	(112,661)	-0.2%	2.6%	(215,683)	(225,533)	4.6%
Other expenses	(46,381)	(39,563)	(44,011)	11.2%	-5.1%	(90,067)	(83,574)	-7.2%
Total expenses	(1,218,974)	(1,270,263)	(1,319,882)	3.9%	8.3%	(2,333,659)	(2,590,145)	11.0%

Profit before income tax	1,547,577	1,684,397	1,647,719	-2.2%	6.5%	3,124,122	3,332,116	6.7%

Income tax	(391,499)	(420,795)	(393,752)	-6.4%	0.6%	(811,619)	(814,547)	0.4%

Net profit attributable to BCP Stand-alone	1,156,078	1,263,602	1,253,967	-0.8%	8.5%	2,312,503	2,517,569	8.9%

BANCO DE CREDITO DEL PERU

SELECTED FINANCIAL INDICATORS

	Quarter			As of
	2Q22	1Q23	2Q23	1H22	1H23
Profitability
ROAA (1)(2)	2.5%	2.8%	2.8%	2.5%	2.8%
ROAE (1)(2)	22.5%	22.5%	22.3%	22.5%	22.4%
Net interest margin (1)(2)	4.3%	5.6%	5.7%	4.1%	5.6%
Risk adjusted NIM (1)(2)	3.8%	4.4%	4.3%	3.6%	4.4%
Funding Cost (1)(2)(3)	1.2%	2.2%	2.4%	1.2%	2.3%

Quality of loan portfolio
IOL ratio	3.9%	4.0%	4.1%	3.9%	4.1%
NPL ratio	5.1%	5.6%	5.7%	5.1%	5.7%
Coverage of IOLs	136.1%	135.1%	133.7%	136.1%	133.7%
Coverage of NPLs	103.0%	95.3%	95.1%	103.0%	95.1%
Cost of risk (4)	0.7%	1.6%	2.1%	0.6%	1.9%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	41.6%	36.8%	37.0%	41.1%	37.1%
Oper. expenses as a percent. of av. tot. assets (1)(2)(5)	2.6%	2.7%	2.8%	2.47%	2.80%

(1) Shares outstanding of 12,973 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.5. BCP Bolivia

BCP BOLIVIA

(S/ thousands, IFRS)

	As of			% change
	Jun 22	Mar 22	Jun 23	QoQ	YoY
ASSETS
Cash and due from banks	2,308,217	1,979,856	2,220,058	12.1%	-3.8%
Investments	1,562,065	1,668,326	1,459,846	-12.5%	-6.5%
Total loans	9,208,057	9,362,120	9,087,400	-2.9%	-1.3%
Current	8,987,381	9,108,055	8,815,936	-3.2%	-1.9%
Internal overdue loans	191,007	228,195	242,399	6.2%	26.9%
Refinanced	29,669	25,869	29,064	12.4%	-2.0%
Allowance for loan losses	(413,446)	(392,762)	(362,495)	-7.7%	-12.3%
Net loans	8,794,611	8,969,357	8,724,904	-2.7%	-0.8%
Property, plant and equipment, net	64,017	63,692	60,510	-5.0%	-5.5%
Other assets	350,795	290,842	262,197	-9.8%	-25.3%
Total assets	13,079,705	12,972,073	12,727,516	-1.9%	-2.7%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	10,955,468	10,836,041	10,637,386	-1.8%	-2.9%
Due to banks and correspondents	86,639	81,653	81,339	-0.4%	-6.1%
Bonds and subordinated debt	178,395	94,607	154,264	63.1%	-13.5%
Other liabilities	1,038,527	1,109,657	999,370	-9.9%	-3.8%
Total liabilities	12,259,029	12,121,958	11,872,360	-2.1%	-3.2%

Net equity	820,677	850,115	855,157	0.6%	4.2%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	13,079,705	12,972,073	12,727,516	-1.9%	-2.7%

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	1H22	1H23	1H 23 / 1H 22
Net interest income	82,086	82,670	82,279	-0.5%	0.2%	163,243	164,950	1.0%
Provision for loan losses, net of recoveries	(31,509)	(3,349)	4,337	-229.5%	-113.8%	(28,651)	987	-103.4%
Net interest income after provisions	50,577	79,321	86,616	9.2%	71.3%	134,592	165,937	23.3%
Non-financial income	43,982	45,306	57,444	26.8%	30.6%	83,627	102,750	22.9%
Total expenses	(44,296)	(92,549)	(92,555)	0.0%	108.9%	(116,858)	(185,103)	58.4%
Translation result	(41)	(51)	(59)	15.2%	42.0%	(24)	(110)	350.6%
Income taxes	(33,364)	(11,290)	(29,844)	164.3%	-10.5%	(64,003)	(41,134)	-35.7%
Net income	16,859	20,738	21,603	4.2%	28.1%	37,333	42,340	13.4%

Efficiency ratio	56.3%	59.3%	60.6%	129 pbs	431 pbs	57.7%	60.0%	232 pbs
ROAE	8.4%	9.7%	10.1%	43 pbs	175 pbs	18.0%	19.8%	171 pbs
L/D ratio	84.0%	86.4%	85.4%	-97 pbs	138 pbs
IOL ratio	2.07%	2.44%	2.67%	23 pbs	60 pbs
NPL ratio	2.40%	2.71%	2.99%	28 pbs	59 pbs
Coverage of IOLs	216.5%	172.1%	149.5%	-2258 pbs	-6692 pbs
Coverage of NPLs	187.4%	154.6%	133.5%	-2106 pbs	-5382 pbs
Branches	45	46	46	0	1
Agentes	1090	1355	1355	0	265
ATMs	312	313	314	1	2
Employees	1,604	1,690	1,729	39	125

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.6. Mibanco

Mibanco

(S/ thousands, IFRS)

	As of			% change
	Jun 22	Mar 23	Jun 23	QoQ	YoY
ASSETS
Cash and due from banks	1,242,267	1,733,556	1,605,462	-6.3%	23.8%
Investments	1,597,228	1,412,863	1,574,763	-3.2%	-19.1%
Total loans	14,434,898	14,006,154	14,198,690	-0.6%	0.2%
Current	13,379,071	13,204,563	13,220,657	-0.2%	1.8%
Internal overdue loans	979,685	696,787	887,987	-10.2%	-26.7%
Refinanced	76,142	104,805	90,046	24.0%	56.3%
Allowance for loan losses	(1,168,604)	(1,040,487)	(1,090,404)	4.2%	-9.2%
Net loans	13,266,294	12,965,667	13,108,286	-1.0%	1.0%
Property, plant and equipment, net	136,399	131,164	130,977	-1.9%	-6.2%
Other assets	823,401	753,989	724,569	9.1%	-11.8%
Total assets	17,065,588	16,997,238	17,144,058	-1.3%	0.1%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	8,956,909	9,577,206	9,858,344	2.8%	9.0%
Due to banks and correspondents	3,014,403	2,759,826	2,696,599	-10.2%	-6.5%
Bonds and subordinated debt	259,436	576,360	651,641	4.3%	124.5%
Other liabilities	2,247,632	1,282,571	1,059,119	-14.6%	-49.2%
Total liabilities	14,478,379	14,195,963	14,265,703	-1.7%	-2.2%

Net equity	2,587,209	2,801,275	2,878,354	0.7%	13.7%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	17,065,588	16,997,238	17,144,058	-1.3%	0.1%

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Net interest income	537,262	518,763	542,880	-3.8%	1.3%	1,049,484	1,061,643	1.2%
Provision for loan losses, net of recoveries	(105,522)	(227,369)	(184,516)	17.1%	115.8%	(210,859)	(411,884)	95.3%
Net interest income after provisions	431,740	291,394	358,365	-15.6%	-28.4%	838,625	649,759	-22.5%
Non-financial income	29,708	36,337	37,606	1.6%	18.7%	60,328	73,943	22.6%
Total expenses	(290,293)	(302,982)	(306,677)	-4.2%	5.2%	(578,322)	(609,658)	5.4%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(43,174)	(1,607)	(22,934)	-91.0%	-96.5%	(89,714)	(24,542)	-72.6%
Net income	127,982	23,142	66,360	-50.7%	-77.5%	230,917	89,502	-61.2%

Efficiency ratio	7.0%	54.4%	52.7%	-176 bps	197 bps	52.0%	53.5%	156
ROAE	20.3%	3.3%	9.4%	603 bps	-1092 bps	18.7%	6.4%	-1235
ROAE incl. Goodwill	19.4%	3.2%	8.9%	575 bps	-1046 bps	17.7%	6.1%	-1164
L/D ratio	161.2%	146.2%	144.0%	-222 bps	-1713 bps
IOL ratio	6.8%	5.0%	6.3%	128 bps	-53 bps
NPL ratio	7.3%	5.7%	6.9%	117 bps	-43 bps
Coverage of IOLs	119.3%	149.3%	122.8%	-2653 bps	351 bps
Coverage of NPLs	110.7%	129.8%	111.5%	-1831 bps	81 bps
Branches (1)	304	286	292	6	-12
Employees	9,593	9,904	10,094	190	501

(1) Includes Banco de la Nacion branches, which in December 21, September 22 and December 22 were 34.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.7. Prima AFP

PRIMA
(In S/ thousands, IFRS)

	As of			% change
	Jun-22	Mar-23	Jun-23	QoQ	YoY
Total assets	694,432	790,586	633,654	-19.9%	-8.8%
Total liabilities	268,858	400,483	205,962	-48.6%	-23.4%
Net shareholders’ equity (1)	425,574	390,103	427,692	9.6%	0.5%

(1) Net shareholders’ equity includes unrealized gains from Prima’s investment portfolio.

	Quarter			% change		As of		% change
Back to index	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Income from commissions	98,749	89,532	88,459	-1.2%	-10.4%	191,941	177,991	-7.3%
Administrative and sale expenses	(45,786)	(38,986)	(38,279)	-1.8%	-16.4%	(89,586)	(77,265)	-13.8%
Depreciation and amortization	(6,247)	(6,194)	(6,262)	1.1%	0.2%	(12,461)	(12,455)	0.0%
Operating income	46,717	44,352	43,918	-1.0%	-6.0%	89,894	88,270	-1.8%
Other income and expenses, net (profitability of lace)*	(17,653)	8,742	6,685	-23.5%	-137.9%	(21,786)	15,427	-170.8%
Income tax	(15,501)	(13,295)	(13,499)	1.5%	-12.9%	(28,695)	(26,794)	-6.6%
Net income before translation results	13,563	39,799	37,104	-6.8%	173.6%	39,414	76,903	95.1%
Translations results	529	(41)	310	-850.1%	-41.5%	(887)	268	-130.3%
Net income	14,092	39,758	37,414	-5.9%	165.5%	38,527	77,171	100.3%
ROAE (1)	13.5%	35.9%	36.6%	74 pbs	2314 pbs	18.4%	33.4%	1499 pbs

(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Mar 23	% share	Jun 23	% share
Fund 0	1,403	4.3%	1,440	4.2%
Fund 1	5,533	16.8%	5,848	17.3%
Fund 2	22,256	67.6%	23,007	67.9%
Fund 3	3,736	11.3%	3,598	10.6%
Total S/ Millions	32,928	100.00%	33,893	100.00%

Source: SBS.

Nominal profitability over the last 12 months

	Mar 23 / Mar 22(1)	Jun 23 / Jun 22(1)
Fund 0	6.4%	7.2%
Fund 1	1.0%	12.5%
Fund 2	-2.2%	7.8%
Fund 3	-11.2%	0.1%

(1) Included new methodology of SBS to calculate quota value.

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates’ monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates’ monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

Main indicators

Main indicators and market share	Prima 1Q23	System 1Q23	% share 1Q23	Prima 2Q23	System 2Q23 (3)	% share 2Q23
Affiliates	2,342,499	8,948,255	26.2%	2,341,661	9,063,654	25.8%
New affiliations (1)	-	135,763	0.0%	-	118,899	0.0%
Funds under management (S/ Millions)	32,928	109,564	30.1%	33,893	112,828	30.0%
Collections(S/ Millions)	1,014	3,611	28.1%	995	3,708	26.8%
Voluntary contributions (S/ Millions)	797	2,061	38.7%	794	1,984	40.0%
RAM Flow (S/ Millions) (2)	1,405	4,684	30.0%	1,463	4,818	30.4%

Source: SBS

(1) As of June 2019, another AFP has the exclusivity of affiliations.

(2) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.

(3) Information available until Feb 2023.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.8. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands )

	As of			% change
	Jun 22	Mar 23	Jun 23	QoQ	YoY
Balance
Total assets	15,190,772	16,302,041	16,717,523	2.5%	10.1%
Investment on securities (6)	11,573,077	12,599,486	13,020,928	3.3%	12.5%
Total Liabilities	13,081,833	13,857,430	14,008,394	1.1%	7.1%
Net equity	2,108,939	2,444,611	2,709,129	10.8%	28.5%

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Insurance revenue	737,595	845,402	830,385	-1.8%	12.6%	1,479,355	1,675,786	13.3%
Insurance service expenses	-521,160	-549,012	-555,184	1.1%	6.5%	-1,053,826	-1,104,196	4.8%
Insurance Service Result	216,436	296,390	275,201	-7.1%	27.2%	425,528	571,591	34.3%
Reinsurance Result	-126,093	-114,009	-96,697	-15.2%	-23.3%	-228,684	-210,706	-7.9%
Total insurance underwriting result	90,343	182,381	178,505	-2.1%	97.6%	196,845	360,885	83.3%
Financial result of the insurance activity	66,064	97,644	81,675	-16.4%	23.6%	125,506	179,319	42.9%
Other Expenses	-54,818	-51,002	-77,257	51.5%	40.9%	-106,881	-128,259	20.0%
Other income	18,189	-20,727	30,371	-246.5%	67.0%	4,015	9,644	140.2%
Translations results	-1,700	-1,343	-4,334	222.7%	154.9%	1,660	-5,677	-442.0%
EPS business deduction	17,941	30,276	17,586	-41.9%	-2.0%	32,594	47,862	46.8%
Medical Assistance insurance deduction	-10,329	-12,612	-16,743	32.8%	62.1%	-18,020	-29,354	62.9%
Income tax	-3,510	-3,200	-3,116	-2.6%	-11.2%	-6,194	-6,316	2.0%
Income before minority interest	122,179	221,416	206,687	-6.7%	69.2%	229,525	428,103	86.5%
Non-controlling interest	-1,763	-1,607	-1,401	-12.9%	-20.6%	-3,111	-3,008	-3.3%
Net income	120,416	219,808	205,286	-6.6%	70.5%	226,414	425,094	87.8%

*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

●	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;

●	corporate health insurance (dependent workers); and

●	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

Corporate health insurance and Medical services (1)

(S/ in thousands )

	Quarter			% change		As of		% change
	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Results
Net earned premiums	315,592	340,905	325,488	-4.5%	3.1%	629,954	666,393	5.8%
Net claims	(266,259)	(259,039)	(277,753)	7.2%	4.3%	(542,341)	(536,792)	-1.0%
Net fees	(13,395)	(14,627)	(14,344)	-1.9%	7.1%	(27,065)	(28,971)	7.0%
Net underwriting expenses	(2,505)	(2,995)	(2,903)	-3.1%	15.9%	(5,768)	(5,898)	2.3%
Underwriting result	33,434	64,243	30,488	-52.5%	-8.8%	54,780	94,731	72.9%

Net financial income	1,759	4,133	3,653	-11.6%	107.7%	3,642	7,786	113.8%
Total expenses	(20,251)	(22,469)	(20,237)	-9.9%	-0.1%	(39,122)	(42,706)	9.2%
Other income	40	2,709	(5,791)	-313.8%	-14498.2%	1,266	(3,083)	-343.5%
Traslations results	1,784	(1,180)	(2,417)	104.8%	-235.5%	(2,613)	(3,597)	37.6%
Income tax	(6,114)	(15,249)	(4,295)	-71.8%	-29.8%	(6,537)	(19,544)	199.0%

Net income before Medical services	10,652	32,187	1,401	-95.6%	-86.9%	11,415	33,587	194.2%

Net income of Medical services	25,076	28,462	33,467	17.6%	33.5%	53,535	61,930	15.7%

Net income	35,728	60,649	34,868	-42.5%	-2.4%	64,951	95,517	47.1%

(1) Reported under IFRS 4 standards.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.6.9. Investment Banking & Wealth Management

Investment Banking and Wealth Management		Quarter		% change		As of		% change
S/000	2Q22	1Q23	2Q23	QoQ	YoY	Jun 22	Jun 23	Jun 23 / Jun 22
Net interest income	18,930	22,042	21,206	-3.8%	-11%	38,270	43,248	13%
Non-financial income	146,646	192,785	207,535	7.7%	-29.3%	326,643	400,320	22.6%
Fee income	138,468	122,861	133,448	8.6%	3.8%	276,054	256,309	-7.2%
Net gain on foreign exchange transactions	(2,780)	16,084	12,836	-20.2%	-121.7%	20,498	28,920	41.1%
Net gain on sales of securities	(15,406)	51,902	64,116	23.5%	-124.0%	(4,710)	116,018	-2563.2%
Derivative Result	23,825	(28,858)	(21,679)	-24.9%	-209.9%	36,342	(50,537)	-239.1%
Result from exposure to the exchange rate	(5,587)	22,997	8,513	-63.0%	-165.6%	(17,668)	31,510	-278.3%
Other income	8,126	7,799	10,301	32.1%	-21.1%	16,127	18,100	12.2%
Operating expenses (1)	(160,877)	(163,109)	(167,982)	3.0%	-4.2%	(323,135)	(331,091)	2.5%
Operating income	4,699	51,718	60,759	17.5%	-92.3%	41,778	112,477	169.2%
Income taxes	273	(7,611)	(8,840)	16.1%	-103.1%	(1,275)	(16,451)	1190.3%
Non-controlling interest	459	(175)	(1,681)	N/A	-127.3%	1,216	(1,856)	-252.6%
Net income	4,513	44,282	53,600	21.0%	-91.6%	39,287	97,882	149.1%

(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.7. Table of calculations

Table of calculations (1)
Profitability	Net Interest Margin (NIM)	For further details on the new NIM calculation due to IFRS17, please refer to Annex 12.1
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	For further details on the new NIM calculation due to IFRS17, please refer to Annex 12.1
	Funding cost	For further details on the new Funding cost calculation due to IFRS17, please refer to Annex 12.1
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicrop Average net equity
Portfolio quality	Internal overdue ratio	Internal overdue loans Total loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non – performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Total loans
Operating performance	Efficiency ratio	For further details on the new Efficiency ratio calculation due to IFRS17, please refer to Annex 12.1
Capital Adequacy	BIS ratio	Regulatory Capital Risk – weighted assets
	Tier 1 ratio	Tier 1 Risk – weighted assets
	Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deduction (2) + Retained Earnings + Unrealized gains or losses Risk – weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

|	Earnings Release 2Q / 2023	Analysis of 2Q23 Consolidated Results

12. Appendix

12.8. Glossary of terms

Term	Definition
Government Program Loans (“GP” or “GP Loans”)	Loan Portfolio related to Reactiva Peru and FAE-Mype programs to respond quickly and effectively to liquidity needs and maintain the payment chain.
Structural Loans	Loan Portfolio excluding GP Loans.
Structural Cost of Risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator, the total amount of GP Loans.
Structural NPL ratio	NPL Ratio, excluding the impact of GP Loans.
Structural NIM	NIM related to Structural Loans and Other Interest Earning Assets. It deducts the impact of GP Loans
Structural Funding Cost	Funding Cost deducting the impact in expenses and funding related to GP Loans